


05006861



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



Neuilly-sur-Seine, 24th March 2005

**File 82-5247**
Issuer : JCDecaux SA
Country : France

**Communication Extérieure**

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A slideshow presented to the press and to analysts on the 16th March 2005 in relation to JCDecaux results for 2004;
- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 23rd March 2005 also in relation to JCDecaux results for 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.



**Stéphanie Hartanérot**
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

## I- SLIDESHOW IN RELATION TO JCDECAUX RESULTS FOR 2004


JCDecaux
showcasing the world
2004 Annual Results
March 16, 2005
BUS 尾上町 Onoecho
NO BORDER
Yokohama, Japan


JCDecaux
showcasing the world
Business Overview

JCDecaux

## Record results in 2004

(In million €)

| | | |
|---|---|---|
| Revenues | 1,631.4 | + 5.7% |
| EBITDA | 465.2 | + 11.6% |
| Operating income | 271.6 | + 18.0% |
| Adjusted net income[1] | 152.9 | + 35.3% |
| Net income Group share | 78.1 | + 91.0% |
| Adjusted free cash flow [2] | 284.2 | + 9.3% |
| Free cash flow | 194.2 | + 2.5% |

**Record operating performance**
**Net income Groupe share x 8 since 2001**

(1) Adjusted net income = net income Group share before GW amortisation and exceptional items
(2) Adjusted free cash flow = free cash flow + growth capex

3


JCDecaux
2004 revenue breakdown
By business (% of total)
Transport
19%
54%
27%
Billboard
Street Furniture
By region (% of total)
Asia-Pacific
Americas
France
UK
6%
7%
15%
34%
38%
Rest of Europe
4


JCDecaux
2004 revenue growth
– by business
Organic growth (%)
5.3%
4.4%
11.5%
6.2%
Street Furniture
Billboard
Transport
Group
Reported growth (%)
5.7%
1.4%
12.0%
5.7%
Street Furniture
Billboard
Transport
Group
Note, organic growth = excluding acquisitions /divestitures and FX impact & including some minor restatements of revenues across business segments to reflect the restructuring of some of our subsidiaries
5


JCDecaux
2004 revenue growth
– by region
Organic growth (%)
0.7%
9.1%
6.3%
10.3%
27.1%
France
UK
Rest of Europe
Americas
Asia-Pacific
France
Solid advertising revenue growth in Street Furniture and Transport, moderate growth in Billboard. Advertising revenues up 2.7%.
UK
Double-digit organic growth in Street Furniture revenues. Strong growth in Billboard.
Rest of Europe
Solid revenue growth supported by advertising market recovery. Transport growing at double-digits.
Americas
Double-digit growth in SF revenues, led by strong increase in Chicago, Vancouver & Mallscape; moderate growth in US airports.
Asia-Pacific
Double-digit growth in Hong Kong and strong ramp-up of SF contracts (Korea, Thailand, Japanese shopping malls).
Note: organic growth = excluding acquisitions /divestitures and FX impact & including some minor restatements of revenues across business segments to reflect the restructuring of some of our subsidiaries
6


JCDecaux
Advertising trends in top 10 categories
Year-on-Year adspend variation (%)
% of total
Entertainment / Leisure +12.1% 15.0 %
Retail +23.8% 12.0 %
Grocery / Food +11.0% 9.4 %
-4.1% Personal care / Luxury 8.0 %
-7.3% Automobile 7.5 %
Finance +6.6% 7.2 %
Fashion +2.2% 7.1 %
Services +36.9% 6.9 %
Travel +13.9% 5.8 %
-21.6% Telecoms / Technology 5.2 %
%
-35 -30 -25 -20 -15 -10 -5 0 5 10 15 20 25 30 35
Note: Based on advertising revenues only
7


JCDecaux
JCDecaux: best-in-class in outdoor advertising
Revenues (in M$)
2,030
1,880
CCU JCD VIA
EBITDA margin (%)
+150 bp
28.5%
+150 bp
-10 bp
24.1%*
JCD CCU VIA
EBITDA excludes corporate overhead allocation
EBITA margin (%)
+180 bp
16.7%
JCD CCU VIA
Source : Company news releases, with currency translations based on an average quarterly exchange rate $/€ of 0.8036
* Excluding a $7.1 bn impairment charge impacting Viacom's Outdoor segment in 2004
8


JCDecaux
France
90% success rate* on renewals
• LYON
• France's 3rd largest city
2nd advertising market
• 2,200 bus shelters,
600 CIPs, 100 Seniors®
and more than 2,000 bicycles…
• …making JCD the world
leader in self-service bicycles
• France's largest street
furniture contract
• 13-year contract
• GRENOBLE
• France's 12th largest city
• 1,000 bus shelters
• 15-year contract
• SAINT ETIENNE
• France's 18th largest city
• 200 bus shelters, 120
CIPs, 40 Seniors®
• 12-year contract
• BORDEAUX
• France's 7th largest city
• Bus shelters' contract lost
• Bordeaux area still part
of JCD's street furniture
commercial offer
(CIPs & Seniors®)
* # of renewed contracts out of total contracts for which JCDecaux bid
9


JCDecaux
Japan
Yokohama
• Japan 2nd largest city
(pop: 3.55 Mio)
• 1st bus shelter
advertising contract
in Japan
• Exclusive contract
• 500 bus shelters
• 20-year contract
Bus shelter designed by GK-Sekkei, Yokohama
10


JCDecaux
Italy
Turin
Città di Torino
Italy's fourth-largest city (over 1 Mio inhabitants)
Design, installation and maintenance of 1,200 street furniture units
20-year contract
Turin is set to host the Winter Olympics in 2006
JCDecaux
11


JCDecaux
Slovenia
Ljubljana: 300 bus shelters installed in 5 days
12


JCDecaux
China
Shanghai Airports
JCD: 35% of the Joint Venture
China's largest airport platform (airport traffic: 35 Mio pax in 2004, +40% vs 2003)
JCD management
15-year exclusive contract
€ 490 Mio of expected advertising revenues
SIA
* €490 Mio represent revenues at 100%, JCDecaux will consolidate 35% of this amount
13


JCDecaux
New profit drivers
EBITDA: 2002-2004
Asia-Pacific (m€)
-2.8
3.4
12.0
2002
2003
2004
Americas (m€)
-8.0
2.4
14.4
2002
2003
2004
14

JCDecaux

# Management excellence drives growth 2004 Awards

**Congratulations !**

| | | | |
|---|---|---|---|
| • UK | Outdoor **Sales Team** of the Year (3rd consecutive year ) | | |
| • Spain | **JCDecaux Spain**: | Control prize for the best outdoor advertising company | |
| • Portugal | **JCDecaux Portugal**: | distinguished by the review Marketeer | |
| • France | **Gérard Degonse**: | Finance Director of the Year | |
| | **Gaël Blanchard**: | Sales Manager of the Year | |
| • Norway | **Torgeir Johannessen**, | Sales Director: Purple People Award | |

15


JCDecaux
Audience measurement
benefits Outdoor and JCDecaux
Europe
Harmonization of methodology
Research in place / in progress in key markets
(Italy, Spain, France, Germany, Sweden, Switzerland)
USA
Close to releasing data in Chicago
Growth driver
Improved measurement / accountability drives Outdoor's share
Rewards JCDecaux networks
16


JCDecaux
Better networks, more impact, stronger pricing power
UK
Spain
# of people "likely to see" a SF panel
41,000
52,000
+27%
49,000
73,000
+49%
Market
JCDecaux
Market
JCDecaux
17


JCDecaux
Targeted networks drive revenue growth in France
Distingo
Targets sophisticated urban women
2,300 faces in 36 cities > 170,000 inhabitants
Price premium versus national networks : +81%
J'adore
Dior
Paris, France (December 2004)
18


JCDecaux
Outstanding sales performance
UK
"JCDecaux leads the market.
It's an exciting company.
They've had more business out
of us because of their innovation
and that's brilliant.
I love it, I can't get enough
of it and it has been noted
by their competitors"
Advertiser A.
JCDecaux Independent Market
Survey - August 2004
Market outperformance
(2001-2004)
Street Furniture revenue increase
+45%
+27%
JCD market
share: + 3%
JCD (1)
Rest of
Market (2)
Billboard revenue increase
+27%
+7%
JCD market
share: + 4%
JCD (1)
Rest of
market (2)
19


JCDecaux
Creativy drives growth
Special builds
Abra e descubra
o que sabe bem
com o Verão.
Lisbon, Portugal (October 2004 )
20


JCDecaux
Creativy drives growth
Interactive posters
WHO
WINS?
YOU
DECIDE
ALIEN vs.
PREDATOR
Opinionator: 537,000 interactions over 2 weeks in 4 cities, UK (October 2004)
21


JCDecaux
showcasing the world
Financial Highlights


JCDecaux
P & L

(In million €, except %)

| | 2004 | 2003 | % change |
|---|---|---|---|
| Revenues | 1,631.4 | 1,543.8 | 5.7% |
| Operating costs | (1,166.2) | (1,126.9) | |
| EBITDA | 465.2 | 416.9 | 11.6% |
| Depreciation | (193.6) | (186.8) | |
| Operating income (EBITA) | 271.6 | 230.1 | 18.0% |
| Net interests | (25.3) | (32.0) | |
| Exceptional items | 0.9 | (0.3) | |
| Tax | (88.3) | (75.8) | |
| Equity affiliates | 5.6 | 4.9 | |
| GW Amortisation | (75.7) | (71.8) | |
| Minority interests | (10.7) | (14.2) | |
| Net Income Group share | 78.1 | 40.9 | 91.0% |
| Adjusted net income | 152.9 | 113.0 | 35.3% |

Note: Adjusted net income = net income Group share before GW amortisation and exceptional items

23


JCDecaux
Improved margins
(In million €, except %)
EBITDA margin (%)
+190bp
43.5%
+110bp
13.8%
+150bp
6.5%
+150bp
Street Furniture
Billboard
Transport
Total Group
EBITA margin (%)
+170bp
26.0%
+170bp
6.5%
+210bp
4.4%
+180bp
Street Furniture
Billboard
Transport
Total Group
24



JCDecaux
A strong and sustainable business model
Street Furniture EBITDA margin (%)
40
39
38
37
35
36
40
43
45
45
46
45
43
41
40
40
38
41
42
43
European Expansion
US Expansion
1985
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
Local competition
Global competition
Average remaining life on existing SF contracts: 8 years(1)
(1) as of 31 December 2004
25




JCDecaux

P & L

| (In million €, except %) | 2004 | 2003 | % change |
|---|---|---|---|
| ▶ **Revenues** | **1,631.4** | **1,543.8** | **5.7%** |
| ▶ Operating costs | (1,166.2) | (1,126.9) | |
| ▶ **EBITDA** | **465.2** | **416.9** | **11.6%** |
| ▶ Depreciation | (193.6) | (186.8) | |
| ▶ **Operating income** (EBITA) | **271.6** | **230.1** | **18.0%** |
| ▶ Net interests | (25.3) | (32.0) | |
| ▶ Exceptional items | 0.9 | (0.3) | |
| ▶ Tax | (88.3) | (75.8) | |
| ▶ Equity affiliates | 5.6 | 4.9 | |
| ▶ GW Amortisation | (75.7) | (71.8) | |
| ▶ Minority interests | (10.7) | (14.2) | |
| ▶ **Net Income Group share** | **78.1** | **40.9** | **91.0%** |
| ▶ **Adjusted net income** | **152.9** | **113.0** | **35.3%** |

*Note: adjusted net income = net income Group share before GW amortization and exceptional items*

26

JCDecaux

## Cash Flow Statement

(In million €, except %)

| | 2004 | 2003 | % change |
|---|---|---|---|
| ▶ Funds from operations | 368.1 | 327.3 | |
| ▶ Change in operating WC | (8.0) | 3.2 | |
| **▶ Operating cash flow** | **360.1** | **330.5** | **9.0%** |
| ▶ Maintenance capex (net) | (75.9) | (70.4) | |
| **▶ Adjusted free cash flow** | **284.2** | **260.1** | **9.3%** |
| ▶ Growth capex | (90.0) | (70.7) | |
| **▶ Free cash flow** | **194.2** | **189.4** | **2.5%** |
| ▶ Equity increase | 6.9 | | |
| ▶ Financial investment (net) | (18.3) | (210.1) | |
| ▶ Dividends | (12.5) | (8.4) | |
| ▶ Other | 8.0[1] | 6.5[1] | |
| **▶ Change in net debt** | **(178.3)** | **22.6** | |

*Note: Adjusted free cash flow = operating cash flow - maintenance capex*
*(1) debts on assets, interests on financial debt, impact on exchange rate and scope variation*

27



JCDecaux
Stable maintenance capex
Maintenance capex (net) as a % of Group revenues
4.4%
4.6%
4.6%
1.6%
1.4%
1.4%
1.1%
1.4%
2.1%
1.4%
1.7%
1.5%
2002
2003
2004
General
Spare parts
Renewal
Note : Net maintenance capex = general investments (software, building extensions, vehicules, etc.)
+ spare parts + renewal capex (amount invested each year to renew revenues from contracts which are expiring during that year)
28


JCDecaux
Strong cash flow generation
(In million €)
Operating cash flow
Adjusted FCF
Free cash flow
16% CAGR
23% CAGR
230
325
331
360
151
255
260
284
(23)
168
189
194
2001
2002
2003
2004
2001
2002
2003
2004
2001
2002
2003
2004
Note: Free cash flow = operating cash flow - total capex (maintenance + growth capex) ;
Adjusted free cash flow = operating cash flow - maintenance capex
29


JCDecaux
Strong fire power
2004
€284 M
€90 M
€178 M
Adjusted Free Cash flow
Growth Capex
Debt repayment
Solid and growing operating cash flows
Debt reduced to €458 M
Sound LT resources
€540 M of available committed credit lines
Stable long term "BBB" and "Baa2" ratings
30


JCDecaux
Investment priorities
New
contracts
US / Asia /
Eastern Europe
Renewals
Consolidation
Minority interests
Dividends
31


JCDecaux
showcasing the world
Growth strategy and outlook


JCDecaux
Outdoor will continue to grow
"Outdoor takes 5.2% of the world's adspend.
In Europe, where the media is the most
highly developed, it has grown to a 6.5% share.
We think Europe indicates the longer-term global
growth potential for out-of-home in a future
where advertisers may depend less on TV
to reach audience quickly"
ZenithOptimedia's forecast - Dec 2004
33


JCDecaux
Future growth opportunities
Key contracts in 2005
On-going bidding process
UK
• London Bus shelters
• National Railways' Billboard
USA
• New York
Japan
• Nagoya
Bidding process expected
Europe
• France: France Rail Publicité
• London: Subway
• Roma
• Malaga
• Sofia
Asia
• Japan
• China
South America
• Sao Paulo (City & Subway)
• Buenos Aires (City)
34


JCDecaux
New York
Timing?
"New York City Department
of Transportation
spokeswoman
Molly Watkins
said a decision may
be reached in the spring"
Bloomberg 02/28/2005,
Cecile Daurat
Newsstand, New York
35


JCDecaux
London Bus Shelters
A changing landscape?
10-year
contract
36%
JCDecaux
22%
Clear
Channel
42%
Clear Channel bus shelter, London
36



JCDecaux
Major 2005 Renewals
France
Paris cultural advertising
Toulouse
Strasbourg
Lille (CIPs)
Rest of Europe
Milan
Cultural advertising column, Paris
37




JCDecaux
Further consolidation expected
More than 30% of the outdoor advertising market
(2004 outdoor revenues, in million $)
2,447
2,030 (1)
1,880
884
500(2)
242
174
168 (4)
155(2)
150 (2)
102
100(2)
100(2)
80(2)
63 (3)
30%
35%
Clear Channel
JCDecaux
Viacom
Lamar
Ströer DSM
Affichage Holding
Metrobus
Maiden
AWK
News Outdoor
Wall
DERG
Van Wagner
Pattison
CEMUSA
Sources : Company news releases and Internet sites, analyst reports and JCDecaux estimates. Currency conversions are based on an quarterly average exchange rate $/€ of 0.8036, and on an annual average exchange rate $/£ of 0.5456 and $/CHF of 1.2410 in 2004.
(1) This amount does not include revenues from Affichage Holding & Wall, companies integrated through the equity method in JCDecaux's financial statements
(2) JCDecaux's estimate of 2004 revenues
(3) 2003 revenues
(4) Maiden's 2004 revenue estimate
38

82-5241


JCDecaux
Germany
Consolidation of €710 Mio
outdoor advertising market
• VVR Berek (Berlin Columns & Transport)
• Moplak (DERG owns 33%)
• Stadtreklame Nürnberg (JCDecaux owns 35%)
• Small other local companies
Others 7%
Wall 8%
JCDecaux 10%
DERG 10%
AWK 15%
Ströer DSM 50%
39


JCDecaux
Deutsche
Eisenbahn-Reklame GmbH
Wartezeitkiller.
• Oldest outdoor company in Germany
Start: 1866
• Parent company: Deutsche Bahn AG
• Advertising revenues: Mio 100 USD
- # of employees: 240
- # of railway stations: 5,700
- # of trains: 36,000 (including ICE)
- # of billboards: 10,000 (50% in railway stations)
- # of street furniture: 4,100
40


JCDecaux
Outlook for 2005
Q1 2005
Strong organic revenue growth
FY 2005
Organic revenue growth
around 4%
41


JCDecaux
showcasing the world
2004 Annual Results
March 16, 2005
LA NUIT EST ROSE
MOET
Neuilly-sur-Seine, France

## II- NOTICE IN THE FRENCH "BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES" IN RELATION TO JCDECAUX RESULTS FOR 2004

| | 2004 | 2003 |
|---|---|---|
| Cession d'immobilisations | 51 | 65 |
| Cession titres d'activités de portefeuilles | 257 | 140 |
| Remboursement de prêts et cautionnement | 1 200 | 20 |
| Flux de trésorerie lié aux opérations d'investissement | 1 202 | -726 |
| III. Flux de trésorerie liés aux opérations de financement : | | |
| Dividende versé aux actionnaires | -182 | -182 |
| Flux de trésorerie Hé aux opérations de financement | -182 | -182 |
| Flux de trésorerie | 2 272 | -5 |
| IV. Variation de trésorerie : | | |
| Trésorerie d'ouverture d'exercice | -8 627 | -8 632 |
| Trésorerie de clôture d'exercice | 10 899 | 8 627 |
| Variation de trésorerie | 2 272 | -5 |

Note 7. – Soldes intermédiaires de gestion.

| | 2004 | En % | 2003 | En % |
|---|---|---|---|---|
| Production de l'exercice | 1 781 | 100,00 | 1 753 | 100,00 |
| Chiffre d'affaires | 1 781 | 100,00 | 1 753 | 100,00 |
| Autres achats et charges externes | -669 | 37,56 | -744 | 42,44 |
| Valeur ajoutée | 1 112 | 62,44 | 1 009 | 57,56 |
| Impôts et taxes | -186 | 10,44 | -176 | 10,04 |
| Charge du personnel | -924 | 51,88 | -1 042 | 59,44 |
| Excédent brut d'exploitation. | 2 | 0,11 | -209 | -11,92 |
| Reprises et transferts de charges | 1 | 0,06 | 21 | 1,20 |
| Autres produits | 5 | 0,28 | 2 | 0,11 |
| Dotations aux amortissements et provisions | -330 | 18,53 | -324 | 18,48 |
| Autres charges | -31 | 1,74 | -25 | 1,43 |
| Résultat d'exploitation | -353 | -19,82 | -535 | -30,52 |
| Produits financiers | 2 252 | 126,45 | 1 249 | 71,25 |
| Charges financières | -758 | 42,56 | -591 | 33,71 |
| Résultat courant avant impôt. | 1 141 | 64,07 | 123 | 7,02 |
| Produits exceptionnels | 1 038 | 58,28 | 335 | 19,11 |
| Charges exceptionnelles | -889 | 49,92 | -300 | 17,11 |
| Résultat exceptionnel | 149 | 8,37 | 35 | 2,00 |
| Impôt sur les bénéfices et intéressement | -468 | 26,28 | -2 | 0,11 |
| Résultat de l'exercice | 822 | 46,15 | 156 | 8,90 |

Note 8. – Personnel et organes sociaux.

a) Effectif moyen en activité au cours de l'exercice :

| | Hommes | Femmes | Ensemble |
|---|---|---|---|
| Employés | 4 | 4 | 8 |
| Cadres et assimilés | 4 | 2 | 6 |
| Dirigeants | 1 | | 1 |
| Total | 9 | 6 | 15 |

b) Organes sociaux : rémunération et engagements en leur faveur :

| | Rémunérations | Avances et crédits accordés durant l'exercice | Engagements pris au titre d'une garantie ou retraite |
|---|---|---|---|
| Conseil d'administration | 72 | Néant | Néant |
| Direction générale | 218 | Néant | Néant |
| Anciens administrateurs ou membres de la direction générale (engagements en matière de retraite seulement) | | | 158 |

IV. — **Attestation des commissaires aux comptes sur les comptes annuels.**

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé, ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Fait à Marseille, le 12 mars 2005.

*Les commissaires aux comptes :*

JACQUES VAYSSE-VIC ; MARCEL VIRZI-LACCANIA.

V. — **Rapport de gestion.**

Le rapport de gestion sera adressé, gracieusement, à toute personne sur simple demande au siège de la société, ainsi que le rapport du président du conseil d'administration concernant le fonctionnement du conseil et les procédures de contrôle interne.

*84459*

---

## JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.

Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.

307 570 747 R.C.S. Nanterre.

*Documents comptables annuels.*

A. — **Comptes sociaux.**

I. — **Bilan au 31 décembre 2004.**
(En euros.)

| Actif | Montant brut | Amortissements | 31/12/04 | 31/12/03 |
|---|---|---|---|---|
| Capital souscrit non appelé | | | | |
| Immobilisations incorporelles : | | | | |
| Frais d'établissement | | | | |
| Frais de recherche et développement | | | | |
| Concessions, brevets et droits similaires | 36 410 710 | 23 917 863 | 12 492 847 | 8 860 097 |
| Fonds commercial | 88 420 | | 88 420 | 88 420 |
| Autres immobilisations incorporelles | 5 543 955 | | 5 543 955 | 6 501 363 |
| Avances, acomptes sur immobilisations incorporelles | | | | |
| Immobilisations corporelles : | | | | |
| Terrains | 184 961 | 522 | 184 438 | 179 737 |
| Constructions | 24 518 109 | 12 550 272 | 11 967 837 | 14 346 670 |
| Installations techniques, matériel, outillage | 30 705 729 | 22 402 301 | 8 303 429 | 6 002 516 |

| Actif | Montant brut | Amortissements | 31/12/04 | 31/12/03 |
|---|---|---|---|---|
| Autres immobilisations corporelles | 90 765 135 | 73 621 833 | 17 143 302 | 19 829 116 |
| Immobilisations en cours | 1 996 679 | 263 327 | 1 733 351 | 333 622 |
| Avances et acomptes | 239 622 | | 239 622 | 78 987 |
| Immobilisations financières : | | | | |
| Participations par mise en équivalence | | | | |
| Autres participations | 2 144 221 779 | 22 951 339 | 2 121 270 440 | 2 124 398 596 |
| Créances rattachées à des participations | 136 468 666 | 6 496 000 | 129 972 666 | 129 398 127 |
| Autres titres immobilisés | 2 055 585 | | 2 055 585 | 2 055 585 |
| Prêts | 57 214 342 | | 57 214 342 | 49 196 895 |
| Autres immobilisations financières | 1 748 176 | 120 144 | 1 628 032 | 1 501 920 |
| Actif immobilisé | 2 532 161 868 | 162 323 601 | 2 369 838 266 | 2 362 771 651 |
| Stocks et encours : | | | | |
| Matières premières, approvisionnements | 24 988 908 | 17 299 508 | 7 689 400 | 18 299 560 |
| Encours de production de biens | 1 223 267 | | 1 223 267 | 19 303 859 |
| Encours de production de services | | | | |
| Produits intermédiaires et finis | 29 329 011 | | 29 329 011 | 12 786 266 |
| Marchandises | | | | |
| Avances et acomptes versés sur commandes | 536 882 | | 536 882 | 382 469 |
| Créances : | | | | |
| Créances clients et comptes rattachés | 179 996 356 | 5 534 737 | 174 461 619 | 149 258 246 |
| Autres créances | 24 629 296 | 1 778 159 | 22 851 137 | 40 594 583 |
| Capital souscrit et appelé, non versé | | | | |
| Divers : | | | | |
| Valeurs mobilières de placement dont actions propres | | | | 84 811 826 |
| Disponibilités | 6 723 815 | | 6 723 815 | 26 508 936 |
| Comptes de régularisation : | | | | |
| Charges constatées d'avance | 7 082 623 | | 7 082 623 | 6 700 800 |
| Actif circulant | 274 510 158 | 24 612 404 | 249 897 753 | 358 646 544 |
| Charges à répartir sur plusieurs exercices | 2 998 926 | | 2 998 926 | 3 884 583 |
| Primes de remboursement des obligations | | | | |
| Ecarts de conversion actif | 16 740 641 | | 16 740 641 | 9 939 070 |
| Total général | 2 826 411 592 | 186 936 006 | 2 639 475 587 | 2 735 241 848 |

| Passif | 31/12/04 | 31/12/03 |
|---|---|---|
| Capital social ou individuel | 3 384 274 | 3 378 284 |
| Primes d'émission, de fusion, d'apport | 1 092 532 973 | 1 086 389 759 |
| Ecarts de réévaluation | | |
| Réserve légale | 337 828 | 337 828 |
| Réserves statutaires ou contractuelles | | |
| Réserves réglementées | 22 538 442 | 22 538 442 |
| Autres réserves | 3 061 708 | 3 061 708 |
| Report à nouveau | 533 985 948 | 318 699 967 |
| Résultat de l'exercice | 143 639 313 | 215 836 943 |
| Subventions d'investissements | | |
| Provisions réglementées | 9 521 465 | 7 214 270 |
| Capitaux propres | 1 809 001 951 | 1 657 457 201 |
| Produits des émissions de titres participatifs | | |
| Avances conditionnées | | |
| Autres fonds propres | | |
| Provisions pour risques | 10 591 494 | 8 788 248 |
| Provisions pour charges | 6 630 000 | 5 978 910 |
| Provisions risques et charges | 17 221 494 | 14 767 158 |
| Dettes financières : | | |
| Emprunts obligataires convertibles | | |
| Autres emprunts obligataires | 370 238 175 | 377 552 469 |
| Emprunts et dettes auprès des établissements de crédit | 68 390 111 | 321 195 055 |
| Emprunts et dettes financières divers | 216 360 443 | 209 285 686 |
| Avances et acomptes reçus sur commandes en cours | | |
| Dettes d'exploitation : | | |
| Dettes fournisseurs et comptes rattachés | 62 204 152 | 58 424 121 |
| Dettes fiscales et sociales | 60 102 035 | 50 742 180 |
| Dettes diverses : | | |
| Dettes sur immobilisations et comptes rattachés | 1 329 938 | 1 294 425 |
| Autres dettes | 9 674 748 | 27 441 049 |
| Comptes de régularisation : | | |
| Produits constatés d'avance | 8 240 191 | 8 011 522 |
| Dettes | 796 539 795 | 1 053 946 507 |
| Ecarts de conversion passif | 16 712 347 | 9 070 983 |
| Total général | 2 639 475 587 | 2 735 241 848 |
| Résultat de l'exercice (en centimes) | 143 639 312,92 | |
| Total du bilan (en centimes) | 2 639 475 586,62 | |

### II. — **Compte de résultat** (en liste).

(En euros.)

| Rubriques | France | Exportation | 31/12/04 | 31/12/03 |
|---|---|---|---|---|
| Ventes de marchandises | | | | 274 647 |
| Production vendue de biens | 47 087 323 | 28 213 700 | 75 301 023 | 66 514 020 |
| Production vendue de services | 454 592 870 | 19 712 794 | 474 305 665 | 484 239 339 |
| Chiffres d'affaires nets | 501 680 193 | 47 926 494 | 549 606 687 | 551 028 006 |
| Production stockée | | | −820 459 | 104 104 |
| Production immobilisée | | | 11 851 578 | 5 563 681 |
| Subventions d'exploitation | | | | |
| Reprises sur amortissements et provisions, transfert de charges | | | 6 646 073 | 12 044 055 |
| Autres produits | | | 15 394 739 | 1 316 027 |
| Produits d'exploitation | | | 582 678 618 | 570 055 873 |
| Achats de marchandises (y compris droits de douane) | | | 331 491 | −940 |
| Variation de stock (marchandises) | | | | |
| Achats de matières premières et autres approvisionnements (et droits de douane) | | | 57 919 267 | 63 923 360 |
| Variation de stock (matières premières et approvisionnements) | | | 1 656 131 | 951 501 |
| Autres achats et charges externes | | | 315 791 129 | 296 848 527 |
| Impôts, taxes et versements assimilés | | | 9 024 183 | 8 176 335 |
| Salaires et traitements | | | 83 650 042 | 84 417 060 |
| Charges sociales | | | 33 416 275 | 31 581 498 |

| Rubriques | France | Exportation | 31/12/04 | 31/12/03 |
|---|---|---|---|---|
| Dotations d'exploitation : | | | | |
| Sur immobilisations : dotations aux amortissements | | | 19 153 993 | 22 593 959 |
| Sur immobilisations : dotations aux provisions | | | | |
| Sur actif circulant : dotations aux provisions | | | 14 648 927 | 5 830 315 |
| Pour risques et charges : dotations aux provisions | | | 4 683 453 | 1 538 392 |
| Autres charges | | | 6 630 589 | 1 300 274 |
| Charges d'exploitation | | | 546 905 480 | 517 160 279 |
| Résultat d'exploitation | | | 35 773 139 | 52 895 594 |
| Opérations en commun : | | | | |
| Bénéfice attribué ou perte transférée | | | | |
| Perte supportée ou bénéfice transféré | | | | |
| Produits financiers : | | | | |
| Produits financiers de participations | | | 135 551 441 | 65 947 421 |
| Produits des autres valeurs mobilières et créances de l'actif immobilisé | | | 6 121 327 | 4 978 919 |
| Autres intérêts et produits assimilés | | | 4 328 167 | 6 054 297 |
| Reprises sur provisions et transferts de charges | | | 19 159 855 | 8 901 334 |
| Différences positives de change | | | 11 476 747 | 18 792 236 |
| Produits nets sur cessions de valeurs mobilières de placement | | | 142 959 | 2 895 817 |
| Produits financiers | | | 176 780 497 | 107 570 023 |
| Dotations financières aux amortissements et provisions | | | 18 052 276 | 14 828 861 |
| Intérêts et charges assimilées | | | 27 831 613 | 33 506 020 |
| Différences négatives de change | | | 13 677 734 | 24 279 217 |
| Charges nettes sur cessions de valeurs mobilières de placement | | | | |
| Charges financières | | | 59 561 623 | 72 614 097 |
| Résultat financier | | | 117 218 874 | 34 955 926 |
| Résultat courant avant impôts | | | 152 992 012 | 87 851 520 |
| Produits exceptionnels sur opérations de gestion | | | 557 250 | 264 580 |
| Produits exceptionnels sur opérations en capital | | | 2 082 111 | 308 090 633 |
| Reprises sur provisions et transferts de charges | | | 832 356 | 393 310 |
| Produits exceptionnels | | | 3 471 717 | 308 748 524 |
| Charges exceptionnelles sur opérations de gestion | | | 716 997 | 436 480 |
| Charges exceptionnelles sur opérations en capital | | | 8 752 726 | 178 939 711 |
| Dotations exceptionnelles aux amortissements et provisions | | | 3 139 552 | 1 851 585 |
| Charges exceptionnelles | | | 12 609 275 | 181 227 776 |
| Résultat exceptionnel | | | - 9 137 557 | 127 520 748 |
| Participation des salariés aux résultats de l'entreprise | | | 22 145 | 29 043 |
| Impôts sur les bénéfices | | | 192 997 | - 493 718 |
| Total des produits | | | 762 930 833 | 986 374 420 |
| Total des charges | | | 619 291 520 | 770 537 478 |
| Bénéfice ou perte | | | 143 639 313 | 215 836 943 |

### III. — Projet d'affectation du résultat.
(En euros.)

| | |
|---|---|
| Origine : | |
| Bénéfice net de l'exercice | 143 639 312,92 € |
| Report à nouveau antérieur | 533 985 948,36 € |
| Total | 677 625 261,28 € |
| Affectation : | |
| Réserve légale | 598,98 € |
| Report à nouveau | 677 624 662,30 € |

### IV. — Annexe aux comptes sociaux.

Les comptes annuels de l'exercice clos le 31 décembre 2004 ont été arrêtés par le directoire avec un chiffre d'affaires s'élevant à 549,6 millions d'euros, un résultat de 143,6 millions d'euros et un total de bilan de 2 639,5 millions d'euros.

1. – Principes, règles et méthodes comptables.

1.1. Principes généraux. — Les comptes annuels de l'exercice clos le 31 décembre 2004 ont été établis conformément aux dispositions législatives et réglementaires en vigueur et aux principes comptables généralement admis :

— Continuité de l'exploitation ;
— Permanence des méthodes comptables ;
— Indépendance des exercices.

L'évaluation des éléments inscrits en comptabilité est faite selon la méthode des coûts historiques.

1.2. Principales méthodes utilisées :

1.2.1. Actif immobilisé : Les immobilisations sont évaluées au coût d'acquisition conformément aux règles comptables. Il n'y a pas eu de modification dans les méthodes d'évaluation.

1.2.1.1. Immobilisations incorporelles : Les immobilisations incorporelles sont constituées principalement de logiciels. Elles sont amorties linéairement sur une durée de 3 à 5 ans.

1.2.1.2. Immobilisations corporelles : Les méthodes d'amortissements n'ont subi aucune modification par rapport aux exercices précédents. Les modes d'amortissements retenus conformes à la législation fiscale et déterminés selon la durée de vie prévue sont les suivants :

| | |
|---|---|
| Constructions | Linéaire 20 ans |
| Agencements et aménagements des constructions. | Linéaire 10 ans |
| Installations techniques, matériel et outillage | Linéaire ou dégressif 5 ans |
| Matériel de transport | Linéaire 4 ans |
| Matériel de bureau et informatique | Linéaire ou dégressif 3 ou 5 ans |
| Mobilier | Linéaire 10 ans |
| Mobilier urbain | Linéaire 7,25 ans |

1.2.1.3. Immobilisations financières : Les titres de participation figurent au bilan pour leur prix d'acquisition par la société et sont dépréciés lorsque leur valeur d'utilité, appréciée filiale par filiale, est inférieure à leur coût d'acquisition.

La société a ainsi procédé à une revue de la valeur des actifs par comparaison avec une valeur d'usage issue des tests de perte de valeur, utilisés pour les besoins des comptes consolidés du groupe JCDecaux, calculée notamment en fonction des flux de trésorerie actualisés.

La valeur d'utilité tient compte de la quote-part des capitaux propres et des perspectives de rentabilité lorsque ces dernières présentent des assurances satisfaisantes.

Lors des cessions de titres de participation, il est fait application de la méthode Fifo.

1.2.2. Actif circulant :

1.2.2.1. Stocks et encours : Les stocks de marchandises sont valorisés à leur prix d'achat et les stocks de produits finis ou de produits intermédiaires sont valorisés à leur prix de revient. Les stocks sont dépréciés en fonction de leur valeur d'usage et de leur probabilité d'écoulement.

1.2.2.2. Créances : Les créances litigieuses, contentieuses ou douteuses de par leur antériorité, font l'objet de provisions pour dépréciation en fonction du risque de non recouvrement.

1.2.2.3. Charges constatées d'avance : Conformément à la règle d'indépendance des exercices, les charges se rapportant aux exercices 2005 et ultérieurs sont enregistrées dans ce compte.

1.2.3. Passif :

1.2.3.1. Provisions pour risques et charges : Des provisions sont constituées pour faire face à des risques potentiels ou à des charges à prévoir.

1.2.3.2. Provisions pour indemnités de fin de carrière et avantages assimilés : Les engagements de JCDecaux SA résultant de régimes à prestations définies, ainsi que leurs coûts, sont déterminés selon la méthode des unités de crédit projetées.

Cette méthode consiste à évaluer l'engagement en fonction du salaire projeté en fin de carrière et des droits acquis à la date d'évaluation, déterminés selon les dispositions de la convention collective, des accords d'entreprise ou des droits légaux en vigueur.

Pour les avantages postérieurs à l'emploi à prestations définies, les écarts actuariels représentant plus de 10 % du montant des engagements ou de la valeur de marché des placements sont amortis sur la durée résiduelle moyenne de présence des salariés. Le coût des services passés est amortis sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Pour les avantages à long terme, les écarts actuariels générés ainsi que le coût des services passés sont immédiatement comptabilisés en charges ou en produits, l'exercice de leur constatation.

1.2.3.3. Produits constatés d'avance : Conformément à la règle de l'indépendance des exercices, les produits se rapportant aux exercices 2005 et ultérieurs sont enregistrés dans ce compte.

1.2.4. Opérations en devises et instruments financiers :

1.2.4.1. Opérations en devises : Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre-valeur au cours de fin d'exercice. La différence éventuelle résultant de l'actualisation des dettes et créances en devises à ce dernier cours est portée au bilan en « Comptes de régularisation ».

Les pertes latentes de change non couvertes font l'objet d'une provision pour perte de change.

1.2.4.2. Instruments financiers : Les couvertures de risque de taux d'intérêt visent à limiter les effets des fluctuations des taux d'intérêts à court terme sur les emprunts souscrits par la société.

Ces couvertures sont réalisées au moyen d'instruments financiers de gré à gré avec des contreparties bancaires de premier rang. Les instruments financiers utilisés sont principalement des swaps, des FRA (Forward Rate Agreements) et des options de taux.

Les couvertures de risque de change visent à prémunir l'entreprise contre les effets de fluctuations des devises contre l'euro. Les instruments utilisés sont principalement des achats et ventes à terme de devises contre euros et des options de change.

2. – Identité de la société-mère consolidant les comptes de la société.

Bien que publiant elle-même des comptes consolidés, les comptes annuels sont inclus suivant la méthode de l'intégration globale dans les comptes consolidés de la société suivante :

JCDecaux Holding, 17, rue Soyer, 92200 Neuilly-sur-Seine.

3. – Immobilisations incorporelles.

| (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Valeurs brutes | 34,7 | 14,6 | 7,3 | 42,0 |
| Amortissements et provisions | - 19,3 | - 4,6 | | - 23,9 |
| Valeurs nettes | 15,4 | 10,0 | 7,3 | 18,1 |

| Valeurs brutes (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Brevets, licences et logiciels | 28,1 | 8,2 | | 36,3 |
| Fonds de commerce | 0,1 | | | 0,1 |
| Immobilisations incorporelles en cours | 6,5 | 6,4 | 7,3 | 5,6 |
| Total | 34,7 | 14,6 | 7,3 | 42,0 |

| Amortissements (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Brevets, licences et logiciels | - 19,3 | - 4,6 | | - 23,9 |
| Total | - 19,3 | - 4,6 | | - 23,9 |

Les frais engagés, tant internes qu'externes, pour le développement des logiciels significatifs (applications informatiques dites « de cœur de métier ») sont portés en immobilisations incorporelles et amortis linéairement sur une durée de 5 ans. Conformément aux dispositions comptables en vigueur, seuls les frais engagés sur les phases de conception détaillée, programmation et paramétrage, tests et recette sont enregistrés en immobilisations.

Les éventuels frais de recherche et de développement encourus au cours de l'exercice sont comptabilisés en charge.

4. – Immobilisations corporelles.

| (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Valeurs brutes | 161,7 | 18,1 | 31,4 | 148,4 |
| Amortissements et provisions | - 120,9 | - 13,7 | - 25,8 | - 108,8 |
| Valeurs nettes | 40,8 | 4,4 | 5,6 | 39,6 |

| Valeurs brutes (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Terrains | 0,2 | | | 0,2 |
| Constructions | 37,8 | 0,4 | 13,7 | 24,5 |
| Mobiliers urbains | 0,6 | 4,8 | 0,1 | 5,3 |
| Installations, matériel et outillage | 24,6 | 0.9 | 0,1 | 25,4 |
| Installations générales, agencements | 35,0 | 1,3 | 1,7 | 34,6 |
| Matériel de transport | 38,7 | 2,2 | 1,3 | 39,6 |
| Matériel de bureau et informatique | 23,9 | 2,3 | 9,7 | 16,5 |
| Autres | 0,1 | | | 0,1 |
| Encours | 0,7 | 6,1 | 4,8 | 2,0 |
| Avances et acomptes | 0,1 | 0,1 | | 0,2 |
| Total | 161,7 | 18,1 | 31,4 | 148,4 |

| Amortissements (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Constructions | - 23,5 | - 2,3 | - 13,2 | - 12,6 |
| Mobiliers urbains | - 0,4 | - 0,5 | - 0,1 | - 0,8 |
| Installations, matériel et outillage | - 18,9 | - 2,9 | - 0,2 | - 21,6 |
| Installations générales, agencements | - 23,6 | - 2,8 | - 1,5 | - 24,9 |
| Matériel de transport | - 34,7 | - 2,8 | - 1,2 | - 36,3 |
| Matériel de bureau et informatique | - 19,5 | - 2,4 | - 9,6 | - 12,3 |
| Emballages récupérables | - 0,1 | | | - 0,1 |
| Immobilisations en cours | - 0,2 | | | - 0,2 |
| Total | - 120,9 | - 13,7 | - 25,8 | - 108,8 |

5. – Immobilisations financières.

| (En millions d'euros) | Valeurs au 01/01/04 | Augmentations | Diminutions | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Participations | 2 150,2 | 6,6 | 12,6 | 2 144,2 |
| Créances rattachées à des participations | 131,8 | 92,2 | 87,6 | 136,4 |
| Autres titres immobilisés | 2,1 | | | 2,1 |
| Prêts et autres immobilisations financières | 50,8 | 38,5 | 30,3 | 59,0 |
| Valeurs brutes | 2 334,9 | 137,3 | 130,5 | 2 341,7 |
| Provisions pour dépréciation | - 28,2 | - 11,8 | - 10,6 | - 29,4 |
| Valeurs nettes | 2 306,7 | 125,5 | 119,9 | 2 312,3 |

Détail de l'augmentation des titres de participations (en millions d'euros) :

| | |
|---|---|
| MC Decaux Japon (augmentation de capital) | 3,9 |
| IP Decaux (augmentation de capital) | 0,1 |
| AQMI | 2,0 |
| UDC Mexico (augmentation de capital) | 0,6 |
| Augmentation des titres de participation | 6,6 |

Détail des diminutions des titres de participations (en millions d'euros) :

| | |
|---|---|
| Affichage Holding (remboursement de capital) | 3,7 |
| Dissolution par confusion de patrimoine RCI | 6,9 |
| AQMI | 2,0 |
| Diminution des titres de participation | 12,6 |

Les augmentations et diminutions des créances rattachées à des participations correspondent aux nouveaux prêts et aux remboursements des financements accordés aux filiales.

Le poste « Autres titres immobilisés » correspond au rachat de 200 000 actions JCDecaux SA acquis à un prix moyen hors commissions de 10,28 €.

6. – Stocks.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Matières premières et approvisionnements | 25,0 | 26,4 |
| Encours de production | 1,2 | |
| Produits semi-finis | 17,8 | 19,3 |
| Produits finis | 11,5 | 12,8 |
| Total valeur brute | 55,5 | 58,5 |
| Provision pour dépréciation | - 17,3 | - 8,2 |
| Total valeur nette | 38,2 | 50,3 |

7. – Valeurs mobilières de placement
et autres instruments financiers.

Au 31 décembre 2004, JCDecaux SA n'a aucune valeur mobilière de placement en portefeuille.

8. – Disponibilités.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Banques et comptes courants | 6,7 | 6,5 |
| Caisse | | |
| Dépôts à terme pouvant être débloqués par anticipation | | 20,0 |
| Total | 6,7 | 26,5 |

9. – Charges à répartir sur plusieurs exercices.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Frais d'émission d'emprunts | 3,0 | 3,9 |
| Total | 3,0 | 3,9 |

Les frais d'émission d'emprunt sont principalement relatifs à l'émission en 2003 du placement privé aux Etats-Unis et à la mise en place en décembre 2003 d'une ligne de crédit. Ces frais sont amortis sur la durée respective de chaque emprunt.

10. – Echéances des créances et des dettes.

| (En millions d'euros) | Total | A moins d'un an | A plus d'un an 5 ans au plus | A plus de cinq ans |
|---|---|---|---|---|
| Créances | 407,1 | 212,7 | 194,4 | |
| Dettes | 796,5 | 160,4 | 268,1 | 368,0 |

Les montants indiqués en créances incluent les créances rattachées à des participations, les prêts, les autres immobilisations financières ainsi que les créances sur les clients, les autres créances et les charges constatées d'avance.

Les montants indiqués en dettes incluent les dettes obligataires, bancaires et autres dettes financières vis-à-vis des filiales ainsi que les dettes fournisseurs, les autres dettes et produits constatés d'avance.

Les dettes financières de JCDecaux SA vis-à-vis de sociétés qui ne sont pas ses filiales directes ou indirectes sont constituées par :

— un placement privé émis en 2003 aux Etats-Unis, amortissable entre 2010 et 2015 et d'un montant au 31 décembre 2004 de 368 millions d'euros ;

— un tirage d'un montant de 65 millions d'euros sur la ligne de crédit bancaire mise en place en décembre 2003 et d'échéance finale décembre 2008.

Par ailleurs, la société disposait au 31 décembre 2004 de lignes de crédit bancaires confirmées non utilisées d'un montant de 600 millions d'euros et d'échéance finale décembre 2008.

Les sources de financement de JCDecaux SA sont confirmées, mais imposent le respect de « Covenants ». Le non respect de ces « Covenants » peut impliquer l'exigibilité anticipée des prêts et crédits :

— Ils limitent la capacité de JCDecaux SA entre autres à :
- accorder des sûretés,
- céder des actifs,
- faire porter de la dette par les filiales de JCDecaux SA,
- développer des activités autres que celles actuellement exercées dans le cadre de la communication extérieure ;

— Ils requièrent de JCDecaux SA et de ses filiales consolidées de maintenir les ratios financiers suivants :
- Ratio de couverture d'intérêts : EBITDA consolidé/frais financiers nets consolidés > 3,5 pour 1,
- Ratio d'endettement net consolidé : dette nette consolidée/EBITDA consolidé < 3.5 pour 1.

Au 31 décembre 2004, le groupe a satisfait à ces critères, avec un ratio de couverture d'intérêts de 18,2 et un ratio d'endettement consolidé de 1.

— Ils limitent les changements du contrôle de JCDecaux SA.

11. – Charges et produits constatés d'avance.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Location emplacements publicitaires | 5,6 | 5,6 |
| Instruments financiers (primes sur options de taux d'intérêts) | | 0,1 |
| Divers (maintenance, location, etc.) | 1,5 | 1,0 |
| Charges constatées d'avance | 7,1 | 6,7 |

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Ventes espaces publicitaires | 8,1 | 7,9 |
| Divers | 0,1 | 0,1 |
| Produits constatés d'avance | 8,2 | 8,0 |

12. – Capitaux propres.

| (En millions d'euros) | 01/01/04 | Affectation du résultat 2003 | Variations 2004 | 31/12/04 |
|---|---|---|---|---|
| Capital | 3,4 | | | 3,4 |
| Prime d'émission | 683,3 | | 6,1 | 689,4 |
| Prime de fusion | 159,1 | | | 159,1 |
| Prime d'apports | 244,0 | | | 244,0 |
| Réserve légale | 0,3 | | | 0,3 |
| Réserve plus-values nettes long terme | 22,5 | | | 22,5 |
| Autres réserves | 3,1 | | | 3,1 |
| Report à nouveau | 318,7 | 215,8 | - 0,4 | 534,1 |
| Résultat de l'exercice | 215,8 | - 215,8 | 143,6 | 143,6 |
| Provisions réglementées | 7,2 | | 2,3 | 9,5 |
| Total capitaux propres | 1 657,4 | | 151,6 | 1 809,0 |

Au 31 décembre 2004, le capital social de 3 384 274,13 € est composé de 221 993 669 actions entièrement libérées.

Dans le cadre des plans d'options de souscription autorisés par les assemblées générales des 23 mars 2001 et 23 mai 2002, le directoire a octroyé au cours de l'exercice 2004, 678 711 options, portant le nombre de stock-options attribué au 31 décembre 2004 à 5 080 057 options, réparties comme suit :

| Date d'émission | 21/06/01 | 20/07/01 | 14/12/01 | 13/12/02 | 16/01/03 | 05/03/04 |
|---|---|---|---|---|---|---|
| Nombre d'options attribuées | 3 283 684 | 479 024 | 340 996 | 88 096 | 209 546 | 678 711 |
| Prix d'exercice des options | 16,50 € | 15,46 € | 11,12 € | 10,67 € | 10,78 € | 15,29 € |
| Date d'expiration | 21/06/08 | 20/07/08 | 14/12/08 | 13/12/09 | 16/01/10 | 05/03/11 |

Au 31 décembre 2004, le capital social de la société est détenu à hauteur de 69,85 % (soit 155 056 745 actions) par la société JCDecaux Holding et à hauteur de 3,24 % par la société Artisan International Funds Milwaukee (USA) (soit 7 197 284 actions).

La société n'a pas distribué de dividendes en 2004.

13. – Provisions pour risques et charges.

| (En millions d'euros) | Valeurs au 01/01/04 | Dotations 2004 | Reprises 2004 | Valeurs au 31/12/04 |
|---|---|---|---|---|
| Provisions pour risques : | | | | |
| Autres provisions déductibles | 0,6 | 3,6 | 0,4 | 3,8 |
| Autres provisions non déductibles (1) | 8,2 | 6,6 | 8,0 | 6,8 |
| Provisions pour charges : | | | | |
| Provision pour IFC et médailles du travail | 6,0 | 0,6 | | 6,6 |
| Autres provisions | | | | |
| Total | 14,8 | 10,8 | 8,4 | 17,2 |

(1) Principalement provision pour perte de change et risques filiales.

Les engagements à prestations définies de JCDecaux SA vis-à-vis du personnel sont principalement constitués des indemnités conventionnelles de départs en retraite et des médailles du travail.

Le régime d'indemnités de départs en retraite est partiellement financé par un fonds.

Les provisions sont calculées avec les hypothèses suivantes :

| Au 31 décembre | 2004 |
|---|---|
| Taux d'actualisation | 4,5 % |
| Taux de revalorisation de salaires | 2 % |
| Rendement attendu des actifs des régimes | 5 % |
| Durée résiduelle moyenne de présence | 18 ans |

Les engagements de retraite et autres avantages à long terme s'analysent de la façon suivante :

| (En M€) | Régimes de retraite | Autres engagements | Total |
|---|---|---|---|
| Evolution de la dette actuarielle : | | | |
| Ouverture | 12,9 | 0,8 | 13,7 |
| Coût normal | 0,1 | 0,1 | 0,2 |
| Intérêt sur la dette | 0,1 | 0,1 | 0,1 |
| Modifications de régimes. | | | |
| Profit ou perte actuariels | 0,2 | | 0,2 |
| Prestations payées | - 0,1 | - 0,1 | - 0,2 |
| Dette actuarielle à la clôture. | 13,1 | 0,9 | 14,0 |
| Evolution des actifs : | | | |
| Ouverture | 3,9 | | 3,9 |
| Rendement attendu des placements | 0,2 | | 0,2 |
| Profit ou perte actuariels | | | 0,0 |
| Prestations payées | | | 0,0 |
| Contribution employeur | | | 0,0 |
| Actifs à la clôture | 4,1 | | 4,1 |
| Provision : | | | |
| Couverture financière | 9,1 | 0,8 | 9,9 |
| Pertes ou gains actuariels non constatés | - 0,2 | | - 0,2 |
| Coût des services passés non amortis | - 3,0 | | - 3,0 |
| Provision de clôture | 5,9 | 0,8 | 6,7 |
| Charge de retraite : | | | |
| Coût normal | 0,1 | 0,1 | 0,2 |
| Intérêt sur la dette | 0,1 | 0,1 | 0,2 |
| Amortissement des pertes ou gains actuariels | | | 0,0 |
| Amortissements du coût des services passés | 0,6 | | 0,6 |
| Charge de l'exercice | 0,8 | 0,1 | 0,9 |

Le poste « Modifications de régime restant à amortir » correspond au surcoût généré par l'application de la loi Fillon et fait l'objet d'un amortissement sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis an personnel.

Le coût des services passés non amorti au 31 décembre 2004 s'élève à 3 millions d'euros.

Sur l'exercice, les mouvements nets sont les suivants :

| (En M€) | 2004 |
|---|---|
| Au 1er janvier 2004 | 6,0 |
| Coût selon compte de résultat | 0,9 |
| Contribution employeur | - 0,2 |
| Au 31 décembre 2004 | 6,7 |

La décomposition des actifs est la suivante :

| 2004 | En M€ | En % |
|---|---|---|
| Actions | 0,5 | 13 % |
| Obligations | 3,1 | 75 % |
| Immobilier | 0,5 | 12 % |
| Total | 4,1 | 100 % |

14. – Situation fiscale latente.

Allégement (+) et accroissement (–) de la dette future d'impôt :

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Déficit | 44,4 | 65,7 |
| Moins-value nette à long terme | 19,9 | 22,4 |
| Indemnités de fin de carrière | 5,8 | 5,2 |
| Autres provisions pour risques et charges | 6,8 | 4,9 |
| Provision sur créances | 0,2 | |
| Participation des salariés | | |
| Contribution sociale de solidarité | 0,4 | 0,5 |
| Gain/Perte latente de change | - 1,7 | 0,1 |
| Logiciels | - 1,3 | - 2,2 |
| Autres | | 2,0 |
| Total | 74,5 | 98,6 |

15. – Répartition du chiffre d'affaires.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| France | 501,7 | 492,7 |
| Export | 47,9 | 58,3 |
| Total | 549,6 | 551,0 |

| (En millions d'euros) | France | Export |
|---|---|---|
| Prestations administratives et financières | 25,4 | 5,6 |
| Ventes espaces publicitaires | 278,5 | 11,1 |
| Ventes mobiliers urbains | 47,1 | 28,2 |
| Autres prestations | 150,7 | 3,0 |
| Total | 501,7 | 47,9 |

Le chiffre d'affaires comprend les ventes d'espaces publicitaires de l'activité Mobilier Urbain en France, les prestations de services rendues aux clients non publicitaires (collectivités locales), les ventes de mobiliers urbains aux filiales françaises et étrangères ainsi que les prestations techniques et administratives assurées pour l'ensemble des sociétés françaises du groupe.

16. – Résultat financier.

Le résultat financier s'établit à 117,2 millions d'euros en 2004 contre 35 millions en 2003, soit une hausse de 82,2 millions d'euros.

Cette variation s'explique principalement par :

— l'augmentation de 69,6 millions d'euros des dividendes reçus en particulier des filiales françaises (135,6 millions d'euros contre 65,9 millions d'euros en 2003) ;

— la hausse des variations nettes de provision de 7 millions d'euros principalement liée à la reprise de provision sur titres suite à la dissolution par confusion de patrimoine de la société RCI.

17. – Produits et charges exceptionnels.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| VNC des éléments d'actifs cédés | 0,5 | 0,7 |
| Médailles du travail | | 0,8 |
| Cessions/Apports de titres | 8,2 | 178,3 |
| ERP Oracle | | 0,5 |
| Divers | 0,8 | 0,9 |
| Dotation amortissements dérogatoires | 3,1 | |
| Total des charges exceptionnelles | 12,6 | 181,2 |

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Produits des éléments d'actifs cédés | 0,1 | 0,9 |
| Cessions/Apports de titres | 2,0 | 307,1 |
| Divers | 0,6 | 0,3 |
| Reprise amortissements dérogatoires | 0,8 | 0,4 |
| Total des produits exceptionnels | 3,5 | 308,7 |

18. – Charges à payer et produits à recevoir.

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Charges à payer | | |
| Dettes financières : | | |
| Autres emprunts obligataires | 2,5 | 2,6 |
| Emprunts et dettes auprès établissements crédit et des filiales de la société | | 0,2 |
| Emprunts, dettes financières autres | | |
| Dettes exploitation : | | |
| Dettes fournisseurs et comptes rattachés | 38,2 | 34,0 |
| Dettes fiscales et sociales | 23,7 | 22,1 |
| Dettes diverses et autres éléments : | | |
| Dettes sur immobilisations et comptes rattachés | 0,8 | 1,1 |
| Autres dettes | 6,1 | 23,6 |
| Instruments de trésorerie | | 0,1 |

| (En millions d'euros) | 2004 | 2003 |
|---|---|---|
| Produits à recevoir | | |
| Immobilisations financières : | | |
| Créances rattachées à des participations | 0,5 | 0,8 |
| Prêts | 0,4 | 0,5 |
| Autres immobilisations financières | | |
| Créances d'exploitation : | | |
| Créances clients et comptes rattachés | 28,4 | 7,5 |
| Autres créances | 5,6 | 7,0 |
| Créances diverses : | | |
| Dividendes à recevoir | | |
| Instruments de trésorerie | 1,7 | 1,7 |
| Disponibilités | 0,5 | 0,7 |

19. – Ventilation de l'impôt sur les bénéfices.

| (En millions d'euros) | Résultat avant impôts | Impôts | Résultat après impôts |
|---|---|---|---|
| Résultat courant | 153,0 | 0,2 | 152,8 |
| Résultat exceptionnel | – 9,2 | | – 9,2 |
| Participation | | | |
| Résultat comptable | 143,8 | 0,2 | 143,6 |

Une convention d'intégration fiscale, dont la société tête de groupe est JCDecaux SA, a pris effet au 1er janvier 2002 et a été conclue avec les sociétés suivantes :

— JCDecaux Mobilier Urbain ;
— Avenir ;
— JCDecaux Airport France ;
— JCDecaux Publicité Lumineuse ;
— SEMUP ;
— Decaux Publicité extérieure.

Aux termes de cette convention et conformément aux textes en vigueur, chaque société intégrée établit son résultat fiscal et calcule l'impôt sur les sociétés comme en l'absence d'intégration fiscale. La charge d'impôt est enregistrée par la société intégrée, l'impôt sur les sociétés étant dû à la société intégrante qui procédera à sa liquidation. En cas de déficit fiscal de la société intégrée, l'économie d'impôt est un gain immédiat pour la société intégrante.

Le boni dégagé au titre de l'intégration fiscale s'est élevé pour l'exercice 2004 à 1,6 million d'euros (montant comptabilisé en impôt sur les bénéfices).

En cas de sortie d'une des filiales du groupe fiscal, et quelle qu'en soit la cause, les parties se rapprocheront pour en examiner les conséquences.

20. – Engagements hors bilan autres que les instruments financiers.

| (En millions d'euros) | 31/12/04 | 31/12/03 |
|---|---|---|
| Engagements donnés : | | |
| Garantie de marchés (1) | 36,8 | 38,3 |
| Autres garanties (2) | 34,2 | 52,3 |
| Nantissements, hypothèques et sûretés réelles | | |
| Engagements sur titres (3) | 76,0 | 76,1 |
| Total | 147,0 | 166,7 |
| Engagements reçus : | | |
| Engagements sur titres (4) | 74,0 | 74,0 |
| Ligne de crédit disponible | 600,0 | 1 051,6 |
| Abandons de créances (clause de retour à meilleure fortune) | 12,2 | 12,2 |
| Total | 686,2 | 1 137,8 |

(1) Les garanties de marchés correspondent aux garanties émises. La société garantit directement ou en contre-garantie de banques ou de compagnies d'assurance, la bonne exécution des contrats de concession de filiales.

(2) Le poste « Autres garanties » comprend les garanties émises pour le paiement de loyers, dettes financières, location de véhicules de certaines de ses filiales ou contre-garantit des banques dans le cadre de ligne de cautions accordées à certaines de ses filiales. A noter que le montant des garanties sur dettes financières (lignes de crédit et découverts bancaires) et sur lignes de cautions bancaires correspond au montant effectivement utilisé au 31 décembre 2004.

(3) Les engagements donnés sur titres sont accordés et reçus, notamment dans le cadre des opérations de croissance externe.

(4) Les engagements reçus sur titres comprennent un engagement d'un partenaire stratégique de ne pas céder sa participation actuelle dans l'une des filiales indirectes de la société JCDecaux SA avant le 1er janvier 2009.

D'autre part, les engagements donnés sur titres comprennent au bénéfice de nos partenaires, un droit de vente pour un montant de 74 millions d'euros exerçable du 1er janvier 2009 au 31 décembre 2009 et un engagement d'acheter, en 2006, des titres (1,77 %) pour un montant estimé à 2 millions d'euros.

21. – Instruments financiers.

La société n'utilise des produits dérivés qu'à des fins de couverture contre les risques de taux d'intérêts et de change.

a) Instruments financiers d'émission d'emprunts obligataires. — En 2003, en émettant son placement privé aux Etats-Unis, JCDecaux SA a levé des ressources dont une part significative (250 millions de dollars) était libellée en dollars américains et à taux fixe. Le groupe n'ayant pas généré de besoins de financement libellés en dollars américains d'un tel montant et privilégiant une indexation variable pour ses emprunts à moyen et long terme, JCDecaux SA a procédé, concomitamment à l'émission de son placement privé, à la mise en place de swaps d'émission :

— Swap de taux : receveur de taux fixe et payeur de taux variable Libor, d'un montant de 100 millions de dollars américains et d'échéance avril 2010 ;

— Swaps de taux combinés à des swaps de base : receveurs de taux fixe dollar américain et payeurs de taux variable Euribor, d'un montant total d'origine de 150 millions de dollars et après swap de 142 M€, d'échéances comprises entre avril 2013 et avril 2015.

La valeur de marché du portefeuille d'instruments financiers d'émission de JCDecaux SA au 31 décembre 2004 (coût théorique de débouclement) est de (31,9) millions d'euros.

b) Couverture du risque de change. — L'exposition de la société au risque de change provient de l'activité avec ses filiales à l'étranger. Elle est principalement liée :

— aux opérations commerciales : achats de matériels ;
— aux opérations financières :
  - refinancement et recyclage de la trésorerie des filiales étrangères, couverts par des swaps de change à court terme (l'échéance la plus lointaine de ces contrats est le 31 mars 2005) ;
  - emprunts libellés en dollars US et convertis en euros, couverts par des swaps d'émissions de même maturité que ces emprunts (voir paragraphe ci-dessus).

Au 31 décembre 2004, les opérations contractées par la société sont les suivantes :

| (En millions d'euros) | Actifs financiers et commerciaux | Passifs financiers et commerciaux | Actifs/ Passifs | Hors bilan (1) | Positions conditionnelles | Différentiel |
|---|---|---|---|---|---|---|
| USD | 82,0 | 220,8 | – 138,8 | 151,3 | | 12,5 |
| GBP | 3,2 | 0,6 | 2,6 | 0 | | 2,6 |
| SGD | 0,9 | 3,5 | – 2,6 | 3,5 | | 0,9 |
| SEK | 0,4 | | 0,4 | 0 | | 0,4 |
| AUD | 0,1 | | 0,1 | 0 | | 0,1 |
| NOK | 8,0 | | 8,0 | – 5,9 | | 2,1 |
| DKK | 5,5 | | 5,5 | – 4,6 | | 0,9 |
| JPY | | | | 0 | | 0 |
| HKD | 0,3 | 2,4 | – 2,1 | 2,2 | | 0,1 |
| THB | 0,6 | | 0,6 | 0 | | 0,6 |

| (En millions d'euros) | Actifs financiers et commerciaux | Passifs financiers et commerciaux | Actifs/ Passifs | Hors bilan (1) | Positions conditionnelles | Différentiel |
|---|---|---|---|---|---|---|
| CZK ... | 9,4 | | 9,4 | -9,3 | | 0,1 |
| Autres devises.. | 0,3 | 0,1 | 0,2 | 0 | | 0,2 |
| Total.. | 110,7 | 227,4 | -116,7 | 137,2 | | 20,5 |

(1) Swaps d'émissions et swaps de change à court terme. Les swaps d'émission sont valorisés au taux de couverture au même titre que les passifs financiers correspondants. Les autres swaps sont valorisés au taux de clôture.

La valeur de marché du portefeuille d'instruments financiers à court terme (swaps de change, hors swaps d'émission traités ci-dessus) au 31 décembre 2004 (coût théorique de débouclement) est de (3,1) millions d'euros.

c) Couverture du risque de taux d'intérêt. — Le risque de taux d'intérêt de la société provient :

— de ses emprunts obligataires émis directement à taux variable ou bien à taux fixe mais transformé en taux variable dès l'émission de l'emprunt et ce, sur toute sa durée de vie ;

— de ses emprunts bancaires qui supportent un taux d'intérêt variable.

Ainsi, les emprunts souscrits par la société sont principalement indexés aux taux monétaires. Afin de se protéger contre une hausse des taux Euribor, la société a mis en place des couvertures sous forme de swaps à taux fixe, d'achats de caps secs ou éventuellement financés par des ventes de caps ou de floors.

Au 31 décembre 2004, les positions contractées par la société sont les suivantes :

— Caps achetés pour 95 millions d'euros, dont 60 millions d'euros sont à paliers ; ces caps ont une échéance comprise entre août 2005 et avril 2006 ; aucun de ces caps n'est actif au 31 décembre 2004 ;

— Caps vendus pour 35 millions d'euros, d'échéance avril 2006 ; aucun de ces caps n'est actif au 31 décembre 2004 ;

— Floors vendus pour 95 millions d'euros, dont les échéances sont comprises entre août 2005 et avril 2006, 60 millions d'euros sont dans la monnaie dans les conditions d'Euribor 3 mois du 31 décembre 2004 soit 2,155 %.

La valeur de marché de ces instruments financiers au 31 décembre 2004 (coût théorique de débouclement) est de (0,9) million d'euros.

22. – Rémunération des dirigeants.

Le montant des jetons de présence versés aux membres du conseil de surveillance au titre de l'exercice 2004, s'élève à 134 500 €.

Le montant des rémunérations versées aux membres du directoire s'élève à 3 212 862,64 €.

23. – Effectifs.

La ventilation des effectifs moyens par catégorie est la suivante :

| Catégorie | 2004 | 2003 |
|---|---|---|
| Cadres | 362 | 355 |
| Agents de maîtrise | 675 | 597 |
| Employés | 1 473 | 1 657 |
| Total | 2 510 | 2 609 |

24. – Opérations réalisées avec des entreprises liées.
(En millions d'euros.)

| Postes du bilan | 2004 | 2003 |
|---|---|---|
| Bilan (en valeur brute) : | | |
| Immobilisations financières : | | |
| Participations | 2 144,2 | 2 149,9 |
| Créances sur participations | 136,4 | 131,5 |
| Prêts | 57,2 | 49,2 |
| Dépôts et cautionnements versés | 0,5 | 0,5 |
| Créances : | | |
| Créances clients et comptes rattachés | 84,9 | 55,8 |
| Autres créances | 6,2 | 26,9 |
| Charges constatées d'avance | 5,6 | 5,6 |
| Disponibilités | N.S. | N.S. |
| Dettes : | | |
| Emprunts et dettes financières diverses | 216,4 | 209,0 |
| Dettes fournisseurs et comptes rattachés | 31,9 | 29,9 |
| Autres dettes | 2,3 | 3,7 |
| Dettes sur immobilisations et comptes rattachés | 0,4 | 0,0 |

| Postes du compte de résultat | 2004 | 2003 |
|---|---|---|
| Compte de résultat : | | |
| Charges d'exploitation | 232,7 | 214,7 |
| Produits d'exploitation | 247,1 | 259,3 |
| Charges financières : | | |
| Intérêts et charges assimilées | 4,2 | 4,0 |
| Produits financiers : | | |
| Produits de participations | 135,5 | 65,9 |
| Intérêts | 6,9 | 5,3 |
| Charges exceptionnelles : | | |
| VNC immobilisations financières cédées | | 16,9 |
| Produits exceptionnels : | | |
| Produits cession immobilisations | 2,0 | 107,4 |

En plus des sociétés susceptibles d'être consolidées par intégration globale, ont été considérées comme entreprises liées, les sociétés consolidées par intégration proportionnelle dans les comptes du groupe JCDecaux.

25. – Tableau des filiales et participations au 31 décembre 2004.
(En milliers d'euros.)

| Sociétés | Capital (En devises) | Autres capitaux propres (1) (En devises) | Quote-part du capital (En %) | Valeur d'inventaire des titres détenus (En euros) | | Prêts et avances consentis par la société et non remboursés | Montant des cautions et avals fournis par la société (En euros) | Chiffre d'affaires H.T. de l'exercice 2004 (En euros) | Bénéfice net (ou perte) de l'exercice 2004 (En euros) | Dividendes encaissés par la société au cours de l'exercice (En euros) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Brute | Nette | | | | | |
| Renseignements concernant les filiales et participations dont la valeur d'inventaire est significative : | | | | | | | | | | |
| A. Filiales en France : | | | | | | | | | | |
| SOMUPI | EUR 762 | EUR 122 | 66 | 1 135 | 1 135 | | | 18 674 | 3 641 | 2 442 |
| SOPACT | EUR 229 | EUR 2 322 | 50 | 1 042 | 1 042 | | | 13 883 | 899 | 375 |
| JCDecaux Mobilier Urbain | EUR 993 | EUR 23 762 | 100 | 233 677 | 233 677 | | | 213 917 | 55 657 | 50 499 |
| SEMUP | EUR 831 | EUR 8 783 | 100 | 39 471 | 39 471 | | | 31 412 | 5 656 | 19 206 |
| DPE | EUR 152 | EUR 16 | 27,71 | 3 168 | 3 168 | 2 700 | | 9 865 | 412 | 51 |
| Avenir | EUR 26 805 | EUR 187 944 | 100 | 608 462 | 608 462 | | | 181 717 | - 19 976 | 16 704 |
| JCDecaux Publicité lumineuse | EUR 778 | EUR 2 017 | 100 | 30 390 | 27 500 | | | 7 751 | 657 | 1 490 |
| JCDecaux Airport France | EUR 768 | EUR 4 302 | 100 | 98 799 | 98 799 | 5 500 | 3 971 | 37 557 | 4 397 | 1 446 |

(1) Capitaux propres hors capital social et résultat net de l'exercice.

| Sociétés | Capital (En devises) | Autres capitaux propres (1) (En devises) | Quote-part du capital (En %) | Valeur d'inventaire des titres détenus (En euros) | | Prêts et avances consentis par la société et non remboursés | Montant des cautions et avals fournis par la société (En euros) | Chiffre d'affaires hors taxes de l'exercice 2004 (En euros) | Bénéfice net (ou perte) de l'exercice 2004 (En euros) | Dividendes encaissés par la société au cours de l'exercice (En euros) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Brute | Nette | | | | | |
| B. Filiales étrangères : | | | | | | | | | | |
| JCD Finlande Oy (2) | EUR 432 | EUR 32 660 | 89,89 | 58 671 | 58 671 | | | 23 945 | 5 024 | 3 425 |
| JCD Belgium Publicité S.A. | EUR 155 | EUR 8 158 | 100 | 42 193 | 42 193 | 5 500 | | 31 876 | 1 790 | 270 |
| ACM S.A. | EUR 62 | EUR 1 129 | 100 | 4 320 | 4 320 | | | | 1 090 | 1 550 |
| JCD Luxembourg S.A. | EUR 1 048 | EUR 236 | 100 | 1 539 | 1 539 | | | 1 710 | 406 | 205 |
| JCD Central Eastern Europe GmbH | EUR 35 | EUR 103 243 | 100 | 199 763 | 199 763 | | | | 3 754 | |
| Affichage Holding | CHF 33 750 | CHF 169 022 | 30 | 134 414 | 134 414 | | | | 11 666 | |
| JCD UK Ltd | GBP 5 500 | GBP 8 343 | 100 | 7 926 | 7 926 | 1 135 | | 189 962 | 18 949 | 14 502 |
| JCD Deutschland GmbH | EUR 8 232 | EUR 51 251 | 100 | 60 461 | 60 461 | 3 500 | | 47 986 | 11 931 | 8 340 |
| ACM GmbH | EUR 77 | EUR 12 | 100 | 1 726 | 1 726 | | | 11 557 | 5 082 | 4 670 |
| JCD Mestsky Mobiliar Spol Sro | CZK 120 000 | CZK - 10 348 | 96,20 | 3 092 | 3 092 | 9 257 | | 4 848 | 1 090 | |
| JCD Sverige AB | SEK 75 000 | SEK 40 271 | 98,23 | 27 116 | 27 116 | | | 31 264 | 1 205 | |
| IP Decaux Inc. | KRW 1 000 000 | KRW - 1 267 405 | 50 | 385 | 385 | | 2 908 | 2 249 | - 240 | |
| JCD Street Furniture Pty Ltd | AUD 43 510 | AUD - 22 510 | 100 | 26 500 | 26 500 | | | | | |
| Purbe Lda | EUR 60 | EUR 12 | 100 | 37 847 | 37 847 | | | | 3 272 | 2 667 |
| MC Decaux Inc. | JPY 910 000 | JPY - 702 784 | 60 | 3 943 | 0 | | 1 547 | 2 583 | - 867 | |
| JCD Portugal Lda | EUR 1 247 | EUR 11 007 | 0,15 | 253 | 253 | 9 250 | | 38 779 | 6 498 | 137 |
| JCD Do Brazil Ltda | BRL 5 367 | BRL - 6 190 | 100 | 3 962 | 0 | 323 | | 522 | - 157 | |
| JCD Norge AS | NOK 62 000 | NOK - 21 | 75,38 | 12 021 | 11 049 | 7 770 | 6 328 | 14 807 | - 376 | |
| JCD Chile S.A. | CLP 122 236 | CLP - 1 071 776 | 99,90 | 207 | 207 | | 6 161 | 3 958 | - 424 | |
| JCD Slovakia Sro | SKK 7 300 | SKK 693 | 100 | 184 | 184 | 232 | | 1 682 | 674 | 1 621 |
| VKM B.V. | EUR 18 | EUR - 3 500 | 50 | 9 | 9 | | | | 3 550 | 2 848 |
| AFA JCDecaux A/S | DKK 7 200 | DKK 28 150 | 50 | 2 209 | 2 209 | 4 571 | 6 142 | 13 401 | 327 | |
| JCD Nederland B.V. (ex Publex) | EUR 20 | EUR 4 616 | 50 | 3 260 | 3 260 | | | 35 616 | 5 494 | 2 788 |
| JCD Singapour Pte Ltd | SGD 7 500 | SGD - 10 766 | 100 | 4 495 | | | 819 | 3 377 | - 571 | |
| JCD Argentina S.A. | ARS 14 | ARS 6 256 | 99,93 | 8 394 | 2 301 | | | 932 | 46 | |
| JCD Publicité Lumineuse Lichtrek.NV | EUR 1 735 | EUR 174 | 9,29 | 274 | 274 | | | 1 273 | 175 | 18 |
| JCD Asia Singapore Pte Ltd | SGD 5 510 | SGD 13 171 | 100 | 23 384 | 23 384 | | 16 | | 2 271 | |
| JCD North America Inc. | USD 104 694 | USD 936 | 100 | 293 809 | 293 809 | 64 312 | 1 063 | 621 | 227 | |
| IGP Decaux Spa | EUR 7 391 | EUR 56 697 | 20,48 | 34 861 | 34 861 | | | 132 025 | 1 943 | |
| JCD Salvador S.A. | BRL 5 200 | BRL - 25 278 | 99,98 | 2 330 | 2 330 | 8 139 | 104 | 1 732 | 138 | |
| Placa Lda | EUR 13 | EUR 549 | 55 | 5 087 | 5 087 | | | | 415 | 297 |
| Red Portuguesa S.A. | EUR 383 | EUR - 439 | 58,56 | 10 208 | 10 208 | | | 10 723 | 719 | |
| JCD España SI | EUR 29 051 | EUR 83 522 | 100 | 111 656 | 111 656 | 13 651 | | 32 549 | 7 190 | |
| JCD Pearl & Dean Media Sdn (non cons.) | - MAL | MAL 1 181 | 100 | 827 | 827 | | 85 | 1 398 | 119 | |
| UDC-JCDecaux Airport (non consolidé) | MXN 12 600 | MXN - 12 400 | 100 | 596 | 0 | 88 | | 1 324 | - 116 | |
| JCD Macau (non consolidé) | MOP 1 000 | N.C. | 80 | 114 | 114 | | 557 | | | |
| MC Decaux Taiwan (non consolidé) | TWD 1 000 | N.C. | 99,99 | 33 | 33 | | | | | |

(1) Capitaux propres hors capital social et résultat net de l'exercice.

(2) Une provision pour implantation à l'étranger couvre en totalité la valeur des titres de participation.

26. – Résultats financiers de la société au cours des cinq derniers exercices.

| Nature des indications | 2000 (1) | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| I. Capital en fin d'exercice : | | | | | |
| a) Capital social (en euros) | 2 685 961 | 3 378 284 | 3 378 284 | 3 378 284 | 3 384 274 |
| b) Nombre d'actions ordinaires | 176 187 464 | 221 600 760 | 221 600 760 | 221 600 760 | 221 993 669 |
| c) Nombre maximum d'actions futures à créer (options de souscription) | | 4 103 704 | 4 191 800 | 4 401 346 | 4 687 148 |
| II. Opérations et résultats de l'exercice (en euros) : | | | | | |
| a) Chiffre d'affaires hors taxes | 80 838 546 | 630 311 692 | 577 865 331 | 551 028 006 | 549 606 687 |
| b) Résultat avant impôts et charges calculées (amortissements et provisions) | 123 072 510 | 77 196 352 | 80 973 816 | 244 911 913 | 177 558 052 |
| c) Impôts sur les bénéfices | | 10 901 232 | - 7 548 673 | - 493 718 | 192 997 |
| d) Participation des salariés | | | 347 036 | 29 043 | 22 145 |
| e) Résultat après impôts et charges calculées (amortissements et provisions) | 104 811 683 | 17 208 957 | 54 559 112 | 215 836 942 | 143 639 313 |
| f) Résultat distribué | | | | | (2) |

| Nature des indications | 2000 (1) | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| III. Résultat par action (en euros) : | | | | | |
| a) Résultat après impôts mais avant charges calculées (amortissement et provisions) | 0,70 | 0,30 | 0,40 | 1,11 | 0,80 |
| b) Résultat après impôts et charges calculées (amortissements et provisions). | 0,59 | 0,08 | 0,25 | 0,97 | 0,65 |
| c) Dividende net attribué à chaque action | | | | | |
| IV. Personnel : | | | | | |
| a) Effectif moyen des salariés employés pendant l'exercice | 9 | 2 912 | 2 726 | 2 609 | 2 510 |
| b) Montant de la masse salariale de l'exercice (en euros) | 2 594 782 | 79 059 056 | 85 335 562 | 84 417 060 | 83 650 042 |
| c) Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité sociale, œuvres sociales, etc.) (en euros) | 575 803 | 29 648 524 | 32 273 264 | 31 581 498 | 33 416 275 |

(1) Les données indiquées pour l'année 2000 sont celles de la société JCDecaux SA, des données comparables à 2001 (effet des fusions) n'étant pas disponibles.
(2) Sous réserve de l'approbation par l'assemblée générale des actionnaires de la proposition d'affectation du résultat 2004.

## B. — Comptes consolidés.

### I. — Bilan consolidé au 31 décembre 2004.

(En millions d'euros.)

| Actif | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Immobilisations incorporelles (net) | 34,4 | 31,9 | 33,1 |
| Ecarts d'acquisition (net) | 1 113,7 | 1 178,6 | 1 080,0 |
| Immobilisations corporelles (net) | 668,9 | 675,3 | 722,3 |
| Immobilisations financières (net) | 80,8 | 75,9 | 79,8 |
| Actif immobilisé | 1 897,8 | 1 961,7 | 1 915,2 |
| Stocks (net) | 75,8 | 95,4 | 92,6 |
| Clients (net) | 404,6 | 386,7 | 403,1 |
| Autres créances (net) | 128,1 | 141,7 | 126,7 |
| Valeurs mobilières de placement (net) | 2,7 | 85,9 | 82,4 |
| Disponibilités | 50,0 | 71,8 | 80,0 |
| Impôts différés actif (net) | 13,3 | 15,0 | 29,7 |
| Actif circulant | 674,5 | 796,5 | 814,5 |
| Total actif | 2 572,3 | 2 758,2 | 2 729,7 |

| Passif | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Capitaux propres : | | | |
| Capital | 3,4 | 3,4 | 3,4 |
| Primes | 929,3 | 923,2 | 923,2 |
| Réserve légale | 0,3 | 0,3 | 0,3 |
| Réserves consolidées/Part du groupe | 405,3 | 366,0 | 360,5 |
| Résultat/Part du groupe | 78,1 | 40,9 | 26,0 |
| Capitaux propres part du groupe | 1 416,4 | 1 333,8 | 1 313,4 |
| Intérêts minoritaires | 29,6 | 31,4 | 64,2 |
| Capitaux propres de l'ensemble | 1 446,0 | 1 365,2 | 1 377,6 |
| Provisions pour risques et charges | 124,3 | 114,6 | 82,6 |
| Impôts différés passif | 27,3 | 16,5 | 20,7 |
| Dettes : | | | |
| Emprunts obligataires | 367,8 | 375,0 | |
| Emprunts et dettes auprès des établissements de crédit | 117,5 | 394,6 | 737,7 |
| Emprunts et dettes financières divers | 10,3 | 11,2 | 8,3 |
| Fournisseurs | 150,9 | 147,2 | 159,1 |
| Autres dettes | 313,6 | 321,2 | 314,0 |
| Concours bancaires | 14,6 | 12,7 | 29,7 |
| Dettes | 974,7 | 1 261,9 | 1 248,8 |
| Total passif | 2 572,3 | 2 758,2 | 2 729,7 |

### II. — Compte de résultat consolidé.

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Chiffre d'affaires net | 1 631,4 | 1 543,8 | 1 577,7 |
| Charges d'exploitation nettes hors dotations aux amortissements et provisions | - 1 166,2 | - 1 126,9 | - 1 172,4 |
| EBITDA (1) | 465,2 | 416,9 | 405,3 |
| Dotation aux amortissements et provisions nettes | - 193,6 | - 186,8 | - 194,1 |
| Résultat d'exploitation | 271,6 | 230,1 | 211,2 |
| Résultat financier | - 25,3 | - 32,0 | - 36,7 |
| Résultat courant | 246,3 | 198,1 | 174,5 |
| Résultat exceptionnel | 0,9 | - 0,3 | - 2,7 |
| Impôts sur les bénéfices | - 88,3 | - 75,8 | - 70,2 |
| Résultat net des entreprises intégrées | 158,9 | 122,0 | 101,6 |
| Quote-part dans les résultats des sociétés mises en équivalence | 5,6 | 4,9 | 5,6 |
| Dotations aux amortissements des écarts d'acquisition | - 75,7 | - 71,8 | - 63,7 |
| Résultat net de l'ensemble consolidé | 88,8 | 55,1 | 43,5 |
| Part des minoritaires dans le résultat | 10,7 | 14,2 | 17,5 |
| Résultat net part du groupe | 78,1 | 40,9 | 26,0 |
| Bénéfice net par action (en euros) (2) | 0,353 | 0,185 | 0,117 |
| Bénéfice net par action dilué (en euros) (2) | 0,346 | 0,181 | 0,115 |
| Nombre moyen pondéré d'actions (2) | 221 411 893 | 221 400 760 | 221 528 081 |
| Nombre moyen pondéré d'actions (dilué) (2) | 225 543 148 | 225 793 495 | 225 627 199 |

(1) Le groupe mesure la performance opérationnelle de ses activités sur la base de l'EBITDA. Cet indicateur ne correspond pas à une rubrique comptable définie par les normes applicables en France, et correspond au résultat d'exploitation avant dotations aux amortissements et provisions nettes des reprises (Earnings Before Interests, Taxes, Dépréciation and Amortization).
(2) Déduction faite du rachat par JCDecaux SA de ses actions propres sur 2002.

### III. — Tableau des flux de trésorerie.

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Résultat net part du groupe | 78,1 | 40,9 | 26,0 |
| Part des minoritaires dans le résultat | 10,7 | 14,2 | 17,5 |
| Quote-part dans les résultats des sociétés mises en équivalence | - 5,6 | - 4,9 | - 5,5 |
| Dividendes reçus des sociétés mises en équivalence | 4,6 | 4,0 | 4,3 |
| Variation des impôts différés | 13,3 | 2,4 | - 10,3 |
| Dotations nettes aux amortissements et provisions et écarts de conversion | 267,5 | 272,6 | 261,8 |

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Plus et moins-values de cession | -0,5 | -1,9 | 6,5 |
| Capacité d'autofinancement | 368,1 | 327,3 | 300,3 |
| Variation du besoin en fonds de roulement lié à l'activité | -8,0 | 3,2 | 24,2 |
| Flux nets issus de l'exploitation | 360,1 | 330,5 | 324,5 |
| Acquisitions d'immobilisations incorporelles | -8,8 | -8,1 | -10,2 |
| Acquisitions d'immobilisations corporelles | -166,8 | -142,7 | -156,5 |
| Acquisitions de titres de participation | -14,8 | -204,6 | -49,9 |
| Acquisitions d'autres immobilisations financières | -5,6 | -7,4 | -1,8 |
| Variation des dettes sur immobilisations | | -1,0 | -3,8 |
| Total investissements | -196,0 | -363,8 | -222,2 |
| Cessions d'immobilisations incorporelles | | 0,2 | |
| Cessions d'immobilisations corporelles | 9,7 | 9,5 | 10,1 |
| Cessions d'immobilisations financières (titres de participation) | 0,7 | 0,2 | 1,2 |
| Cessions d'immobilisations financières (autres) | 1,4 | 1,7 | 18,4 |
| Variation des créances sur immobilisations | 0,4 | | 3,9 |
| Total désinvestissements | 12,2 | 11,6 | 33,6 |
| Flux nets issus des investissements | -183,8 | -352,2 | -188,6 |
| Distribution mise en paiement | -12,5 | -8,4 | -12,3 |
| Réduction des capitaux propres | | | |
| Réduction de l'endettement | -349,2 | -346,9 | -202,1 |
| Besoin de trésorerie (financement) | -361,7 | -355,3 | -214,4 |
| Augmentation des capitaux propres | 6,9 | | |
| Augmentation de l'endettement | 72,5 | 388,3 | 38,6 |
| Dégagement de trésorerie (financement) | 79,4 | 388,3 | 38,6 |
| Flux nets issus du financement | -282,3 | 33,0 | -175,8 |
| Incidence des variations des cours des devises | -0,9 | 1,0 | -2,7 |
| Variation de la trésorerie | -106,9 | 12,3 | -42,6 |
| Trésorerie d'ouverture | 145,0 | 132,7 | 175,3 |
| Trésorerie de clôture | 38,1 | 145,0 | 132,7 |

## IV. — **Annexe aux comptes consolidé.**

Faits marquants de l'exercice.

En 2004, JCDecaux a poursuivi sa stratégie de développement par croissance interne, en remportant des appels d'offres pour les contrats publicitaires de mobilier urbain et les contrats dans les aéroports.

Financement. — Suite à la mise en place d'une ligne de crédit revolver confirmée en décembre 2003, JCDecaux SA a remboursé par anticipation en janvier 2004 le solde de la tranche A non revolver de son crédit syndiqué et a annulé au premier semestre 2004 l'intégralité de la tranche B revolver de ce crédit syndiqué.

Evolution du portefeuille de contrats. — En France, JCDecaux a été choisi par la Commission d'appels d'offres du Grand Lyon pour l'attribution du contrat de mobilier urbain. D'une durée de 13 ans, ce contrat porte sur la fourniture, l'installation et l'entretien de 1 800 à 2 600 abribus, 600 mobiliers urbains pour l'information et de 2 000, 3 000 ou 4 000 vélos.

En France également, JCDecaux a remporté l'appel d'offres de mobilier urbain de la ville de Saint-Etienne, contrat signé pour 12 ans, et a remporté le contrat des abribus de l'agglomération grenobloise, contrat de 15 ans.

Enfin, le groupe n'a pas remporté l'appel d'offres portant sur l'installation des abribus pour la communauté urbaine de Bordeaux mais reste en mesure de proposer l'agglomération bordelaise dans son offre commerciale mobilier urbain, notamment à travers ses positions sur la ville de Bordeaux et son offre MUPI® et Seniors.

En Espagne, JCDecaux a renouvelé, pour une durée de 6 ans, le contrat publicitaire de dix-huit aéroports dont Barcelone, Alicante, Malaga, Valence et Séville, et a emporté le contrat des quatre aéroports des Iles Baléares (dont Palma de Majorque) pour une durée de 6 ans. Ces vingt-deux aéroports représentent 79 millions de passagers annuels soit 52 % du marché total espagnol.

En Italie, JCDecaux a gagné le contrat de mobilier urbain publicitaire de la ville de Turin, en partenariat avec Avip, principal opérateur turinois de publicité extérieure. D'une durée de 20 ans, ce contrat porte sur le design, l'installation et l'entretien de 1 200 mobiliers urbains.

Au Japon, JCDecaux a remporté, à la suite d'un appel d'offres, le premier contrat exclusif d'abribus publicitaires de Yokohama, pour une durée de 20 ans, en partenariat avec Mitsubishi Corporation. Ce contrat porte sur 500 abribus.

Partenariats et acquisitions. — En mars 2004, JCDecaux a augmenté sa participation de 50 % à 75 % dans Univier Communications B.V., société néerlandaise contrôlant plusieurs sociétés leaders de la communication extérieure dans les pays baltes. Les 25 % restant sont détenus par Univier Communications N.V.

En Allemagne, JCDecaux, via la société JCDecaux GmbH (anciennement Klett Decaux GmbH) a acheté 100 % des titres de la société WFA Wartehallen Finanz AG.

En mai 2004, la société JCDecaux New York LLC a racheté, pour 2,2 millions de dollars (environ 1,8 million d'euros), les 30 % complémentaires de JCDecaux New York Inc., ce qui porte le pourcentage de détention à 100 %.

### 1. – Méthodes et principes comptables.

1.1. Principes d'établissement des comptes du groupe. — Les comptes consolidés du groupe ont été établis en conformité avec les principes français prévus par les dispositions du règlement n° 99-02 du Comité de réglementation comptable, relatifs aux comptes consolidés.

La société n'applique pas par anticipation le règlement n° 2002-10 du Comité de réglementation comptable (CRC).

1.2. Périmètre et méthodes de consolidation. — Les sociétés du groupe dont la taille est significative font partie du périmètre de consolidation. Les sociétés qui répondent généralement à l'une des trois conditions suivantes sont consolidées :

| (En millions d'euros) | Montant (en valeur absolue) supérieur à |
|---|---|
| Chiffre d'affaires | 0,8 |
| Capitaux Propres - Part du groupe | 1,5 |
| Résultat net - Part du groupe | 0,6 |

Sont aussi consolidées des sociétés qui n'atteignent pas ces seuils mais qui présentent des synergies avec des sociétés du groupe.

L'agrégation des sociétés non consolidées est non significative.

L'intégration globale est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle exclusif.

L'intégration proportionnelle est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle conjoint.

La mise en équivalence est adoptée pour les sociétés sur lesquelles le groupe exerce, directement ou indirectement, une influence notable dans la gestion et la politique financière.

Le tableau 6.2 présente la liste des sociétés consolidées et la méthode de consolidation retenue pour chacune de ces sociétés.

Toutes les transactions significatives entre les sociétés consolidées globalement sont éliminées. Les transactions avec les sociétés intégrées en proportionnelle sont éliminées à hauteur du pourcentage d'intégration.

Les résultats internes à l'ensemble consolidé sont également éliminés.

1.3. Dates de clôture des comptes. — Toutes les sociétés du groupe clôturent leurs comptes au 31 décembre.

1.4. Méthode de conversion monétaire. — Les comptes des sociétés étrangères sont convertis sur la base :

— des cours de change officiels en vigueur à la fin de l'exercice pour les comptes de bilan ;

— des cours moyens de l'année pour les comptes de résultat.

Les différences de change ayant trait à un élément monétaire qui fait en substance partie intégrante de l'investissement net du groupe dans les sociétés étrangères consolidées sont inscrites dans les capitaux propres consolidés jusqu'à la cession ou à la liquidation de cet investissement net, date à laquelle elles sont inscrites en produits ou en charges dans le résultat comme les autres écarts de conversion. Ce traitement a été appliqué aux deux sociétés JCDecaux Uruguay et JCDecaux Salvador (Brésil).

1.5. Immobilisations incorporelles. — Les frais d'établissement ainsi que les frais de recherche et de développement sont constatés en charges par nature, dans le compte de résultat, lorsqu'ils sont engagés.

Les concessions et brevets sont amortis sur leur durée de vie juridique.

Seuls les logiciels significatifs (de type ERP), individualisés et clairement identifiés, sont immobilisés et amortis sur une durée de 5 ans maximum. Les autres logiciels sont constatés en charges de l'exercice.

Les fonds de commerce sont totalement amortis l'année où ils sont enregistrés dans les comptes.

1.6. Ecarts d'acquisition. — La différence entre le coût d'acquisition des titres des sociétés consolidées et la quote-part acquise dans les capitaux propres retraités aux normes groupe est, après analyse, répartie entre :

— les écarts d'évaluation positifs ou négatifs afférents à certains éléments identifiables du bilan ;

— l'écart d'acquisition pour le solde non affecté.

Le coût d'acquisition des titres inclut les frais d'acquisition de ces titres (honoraires...).

Les écarts d'acquisition font l'objet d'un amortissement selon la méthode linéaire sur une période n'excédant pas 20 ans.

Lorsque des circonstances particulières le justifient (modifications profondes et structurelles des conditions techniques, réglementaires ou de marché, en cas de projet de cession ou de rentabilité insuffisante,...), une dépréciation des écarts d'acquisition est constatée, au-delà des amortissements prévus, par la constitution d'une provision conformément à la méthodologie décrite en note 1.8.

1.7. Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition d'origine.

Les dotations aux amortissements sont déterminées selon les durées normales d'utilisation suivantes :

| | Durées d'amortissement |
|---|---|
| Immobilisations corporelles : | |
| Bâtiments et constructions | 10 à 50 ans |
| Installations techniques, matériel et outillage (hors mobiliers urbains et panneaux) | 5 à 10 ans |
| Mobiliers urbains et panneaux | 2 à 10 ans |
| Autres immobilisations corporelles : | |
| Agencements divers, aménagements | 5 à 10 ans |
| Matériel de transport | 3 à 10 ans |
| Matériel informatique | 3 à 5 ans |
| Mobilier | 5 à 10 ans |

Mobiliers urbains : Les mobiliers urbains (Abribus, Mupis, Seniors, Journaux électroniques d'information (JEI), Sanisettes, Colonnes Morris ...) sont amortis en mode linéaire sur des durées comprises entre 7 et 10 ans.

Panneaux d'affichage : Les panneaux d'affichage font l'objet d'un mode d'amortissement propre aux pays concernés, déterminé en fonction de la réglementation et des conditions économiques locales.

La principale méthode d'amortissement est le mode linéaire sur une durée comprise entre 2 et 10 ans. A noter qu'en France, les panneaux classiques sont amortis sur une durée de 4 ans en mode dégressif.

Les coûts structurels de maintenance des mobiliers urbains sont immobilisés dans la mesure où ils contribuent à prolonger la durée de vie des mobiliers au-delà de la durée de vie économique initialement prévue, et sont amortis sur une durée égale à la moitié de la durée d'amortissement du mobilier urbain.

1.8. Evaluation des immobilisations corporelles et incorporelles et des écarts d'acquisition. — L'évaluation des actifs (immobilisations incorporelles, corporelles et écarts d'acquisition) est revue, en fin d'exercice, en fonction des perspectives de rentabilité future, en comparant la valeur nette comptable de ces actifs et leur valeur d'usage, ce qui peut, le cas échéant, donner lieu à une dépréciation. Cette valeur d'usage est appréhendée au niveau de chacun des segments d'activité (Affichage, Mobilier Urbain, Transport), sur la base, notamment des flux de trésorerie actualisés futurs dégagés par ces actifs, de leur valeur résiduelle et des synergies attendues au niveau du groupe.

La méthodologie suivie est la suivante :

— Identification des filiales dont les actifs seraient susceptibles de faire l'objet d'une perte de valeur. Cette analyse repose sur une projection de l'EBITDA 2004 sur la durée résiduelle des contrats pour les activités Mobilier Urbain et Transport. Pour l'activité Affichage, une durée de 15 ans est retenue avec prise en compte de la valeur résiduelle des actifs ;

— Revue des filiales identifiées dans le cadre de l'analyse décrite ci-dessus. Une analyse de la valeur d'utilité, des actifs des filiales concernées, est réalisée en se fondant sur les flux de trésorerie futurs actualisés dégagés par ces actifs. Cette valeur repose sur les hypothèses suivantes :

- Les flux annuels de trésorerie correspondent au plan d'affaires du groupe,
- La durée résiduelle des contrats pour le mobilier urbain et pour le transport est affinée avec une hypothèse de probabilité de renouvellement à l'échéance. Dans le segment Transport, pour les aéroports majeurs, l'hypothèse retenue est la prise en compte d'un renouvellement du contrat à l'échéance,
- La durée retenue pour l'activité Affichage reste inchangée (15 ans) avec prise en compte de la valeur résiduelle des actifs,
- Le taux d'actualisation utilisé s'élève à 8,5 %, il est déterminé à partir du coût moyen pondéré du capital.

— Comparaison pour chaque segment d'activité (Mobilier Urbain, Affichage et Transport) des valeurs d'utilité avec les valeurs comptables des actifs.

La valeur d'utilité pour un segment d'activité donné est la somme des valeurs d'utilité des filiales appartenant à ce segment

Au 31 décembre 2004, dans le cadre de la revue des valeurs des actifs du groupe, effectuée conformément à la méthode décrite ci-dessus, aucune perte de valeur n'a été identifiée.

Par ailleurs, dans certaines circonstances exceptionnelles (perte d'un contrat spécifique ayant de faibles synergies au niveau du segment d'activité), le groupe peut être amené à enregistrer une dépréciation pour perte de valeur analysée au niveau d'une filiale et non d'un segment d'activité. A ce titre, une dépréciation exceptionnelle a été constatée en 2004 pour un montant de 3 millions d'euros.

1.9. Titres de participation non consolidés. — Cette rubrique est constituée des titres de participation détenus dans les sociétés n'ayant pas eu d'activité au cours de l'exercice 2004 ou sur lesquelles le groupe n'exerce pas d'influence notable, ou enfin dont la contribution aux états financiers consolidés ne serait pas significative, du fait notamment de la prédominance de transactions intra-groupe enregistrées dans leurs comptes.

Les titres de participation dans les sociétés non consolidées font l'objet d'une dépréciation lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique. Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres et des perspectives de rentabilité.

1.10. Stocks. — Les stocks sont composés principalement :

— de mobiliers urbains et de panneaux d'affichage en pièces détachées ou partiellement montés ;

— de pièces nécessaires à la maintenance du mobilier urbain installé.

Les stocks sont valorisés à leur coût d'achat moyen pondéré pouvant également incorporer des coûts internes de montage. Ils sont, le cas échéant, dépréciés lorsque les perspectives commerciales peuvent entraîner un risque d'écoulement pour une valeur inférieure à la valeur au bilan.

Lorsqu'ils sont vendus au sein du groupe ou à des tiers, ces stocks incorporent des coûts directs ou indirects de production.

1.11. Provisions sur clients et comptes rattachés. — Une provision pour dépréciation des comptes clients est pratiquée lorsque leur valeur de recouvrement est inférieure à leur valeur comptable.

1.12. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont évaluées à leur coût d'acquisition ou à leur valeur d'inventaire si celle-ci est inférieure. Dans le cas où leur valorisation à la date de clôture fait apparaître une moins-value globale par catégorie de titres, une provision pour dépréciation est comptabilisée à due concurrence.

1.13. Provision pour retraites et avantages assimilés. — Les engagements du groupe résultant de régimes à prestations définies, ainsi que leur coût, sont déterminés selon la méthode des unités de crédit projetées.

Cette méthode consiste à évaluer l'engagement en fonction du salaire projeté en fin de carrière et des droits acquis à la date d'évaluation, déterminés selon les dispositions de la convention collective, des accords d'entreprise ou des droits légaux en vigueur.

Les hypothèses actuarielles utilisées pour déterminer les engagements varient selon les conditions économiques prévalant dans le pays dans lequel le régime est situé et les hypothèses démographiques propres à chaque société.

Ces régimes sont soit financés, leurs actifs étant alors gérés séparément et indépendamment de ceux du groupe, soit partiellement ou non financés, leurs engagements faisant l'objet d'une provision au bilan.

Pour les avantages postérieurs à l'emploi à prestations définies, les écarts actuariels représentant plus de 10 % du montant des engagements ou de la valeur de marché des placements sont amortis sur la durée résiduelle moyenne de présence des salariés au sein du groupe. Le coût des services passés est amorti, selon un mode linéaire, sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Pour les avantages à long terme, les écarts actuariels générés ainsi que le coût des services passés sont immédiatement comptabilisés en charges ou en produits l'exercice de leur constatation.

1.14. Chiffre d'affaires. — Le chiffre d'affaires du groupe provient principalement de la vente d'espaces publicitaires sur des équipements de mobilier urbain, des panneaux d'affichage et de la publicité dans les transports.

Les ventes d'espaces publicitaires, les locations et les prestations de services sont enregistrées en chiffre d'affaires pour la période pendant laquelle la prestation est exercée.

Le chiffre d'affaires provenant de la vente d'espaces publicitaires est présenté sur une base nette, après déduction des remises commerciales. Pour l'activité Affichage et dans certains pays, des commissions sont versées par le groupe aux agences de publicité et aux centrales d'achat d'espaces publicitaires lorsque celles-ci jouent le rôle d'intermédiaire entre le groupe et les annonceurs. Ces commissions sont alors déduites du chiffre d'affaires. Dans les contrats où le groupe paie une redevance variable, ou reverse une partie de ses recettes publicitaires aux concédants, le groupe comptabilise en chiffre d'affaires les recettes publicitaires avant les redevances et reversements aux concédants, et comptabilise les redevances et la partie du chiffre d'affaires reversée en charges d'exploitation, dans la mesure où le

groupe n'agit pas en tant que mandataire mais assume les risques et avantages liés à l'activité.

1.15. Résultat courant et résultat exceptionnel. — Les charges et produits exceptionnels sont constitués des éléments significatifs qui, en raison de leur nature, de leur caractère inhabituel et de leur non-récurrence, ne peuvent être considérés comme inhérents à l'activité opérationnelle du groupe, tels que les plus ou moins-values de cession et frais accessoires ou pénalités diverses.

1.16. Impôts exigibles et différés. — Le groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt en vigueur. Les actifs d'impôts différés font l'objet d'une provision pour dépréciation lorsque leur réalisation future est incertaine.

La charge d'impôt sur le résultat consolidé correspond à l'impôt exigible de chaque entité fiscale consolidée, corrigé des impôts différés.

Les impôts différés enregistrés proviennent pour l'essentiel des retraitements de consolidation (harmonisation des méthodes et durées d'amortissement des immobilisations corporelles et incorporelles), des différences temporaires entre le résultat social et le résultat fiscal. Des impôts différés actif sur déficits reportables sont constatés systématiquement et font l'objet d'une provision lorsque leur récupération sur une durée raisonnable n'est pas quasi-certaine.

1.17. Instruments financiers. — Les intérêts relatifs aux swaps de taux, caps et floors contractés afin de se couvrir contre le risque de taux d'intérêt sont inclus dans le résultat financier. Les primes liées aux caps et floors sont comptabilisées en charges à répartir et amorties sur la durée de vie du contrat de couverture. L'évaluation à la valeur de marché de ces instruments fait l'objet d'une mention spécifique en engagements hors bilan.

Les gains et pertes latents induits par les opérations de change à terme, mis en place pour couvrir le risque de change, sont pris en compte dans le résultat financier du groupe. Ils viennent compenser les pertes ou gains latents sur les éléments couverts.

1.18. Location financement et location simple. — Le groupe n'applique pas la méthode préférentielle (selon le règlement n° 99-02 du Comité de réglementation comptable, relatif aux comptes consolidés) consistant à retraiter les contrats de location financement dans les comptes consolidés. Dans la perspective de la première application des normes internationales, le groupe a entrepris de recenser toutes les opérations de ce type présentant individuellement un caractère significatif.

Une description des engagements du groupe en termes de loyers, baux, redevances fixes et minima garantis, est fournie dans la note 4.3 relative aux engagements hors bilan.

1.19. Résultat net par action. — Le calcul du résultat par action reprend le nombre moyen pondéré d'actions hors stock-options. Le calcul dilué prend en compte le nombre moyen pondéré d'actions ainsi que le nombre moyen pondéré de stock-options émises ou annulées au cours de l'exercice. Le montant pondéré des actions propres rachetées est déduit du nombre moyen pondéré d'actions pris en compte pour le calcul du ratio.

2. – Commentaires sur le bilan.

2.1. Evolution du périmètre de consolidation en 2004. — Les principales variations de périmètre intervenues au cours de l'exercice 2004 sont les suivantes :

— Entrées de périmètre : La société Gewista Service GmbH (Autriche), nouvellement créée, et détenue à 100 % par Gewista, est consolidée pour la première fois en 2004 par intégration globale.

JCDecaux-Publimedia (Espagne), nouvellement créée pour exploiter le contrat du métro de Barcelone, en partenariat avec Publimedia, est consolidée pour la première fois en 2004 par intégration globale. Elle est détenue à 70 % par JCDecaux España SI.

La société WFA Wartehallen Finanz AG, acquise en 2004 pour 4,5 millions d'euros est consolidée pour la première fois en 2004 par intégration globale.

— Fusions : La société RCI, détenue à 100 % par la société JCDecaux SA, a été dissoute par absorption par JCDecaux SA, avec effet rétroactif au 1er janvier 2004.

La société IGP Decaux Affichage (Italie), intégrée proportionnellement à 32,35 % et détenue à 100 % par la société IGP Decaux (consolidée également par intégration proportionnelle à 32,35 %), a été absorbée par cette dernière au 1er janvier 2004.

La société Europlakat Usti nad Labem (République Tchèque), détenue à 100 % par la société Europlakat Spol Sro, a fusionné au 1er janvier 2004 dans la société Europlakat Spol Sro (consolidée par intégration globale).

— Variations du pourcentage de détention : En mars 2004, la société Europoster B.V. a racheté, pour 7,5 millions d'euros, 25 % complémentaires de la société Univier Communications B.V. A l'issue de cette acquisition complémentaire, le groupe JCDecaux détient 75 % du groupe Unicom constitué d'Univier Communications B.V. (Pays-Bas) et ses filiales à 100 %, JCDecaux Unicom Baltic SIA (Lettonie), JCDecaux Unicom Eesti OU (Estonie), et JCDecaux Unicom UAB (Lituanie). Ces sociétés restent intégrées proportionnellement, le groupe JCDecaux exerçant un contrôle conjoint depuis le 1er juillet 2003.

En mai 2004, la société JCDecaux New York LLC a racheté, pour 2,2 millions de dollars (environ 1,8 million d'euros), les 30 % complémentaires de JCDecaux New York Inc. (société sans activité), ce qui porte le pourcentage de détention à 100 %.

Les opérations suivantes sont intervenues en Europe Centrale dans le périmètre de la société Europlakat International Werbe GmbH :

En mai 2004, la société Europlakat International Werbe GmbH (consolidée par intégration proportionnelle à 50 %) a acquis 20 % de la société Europlakat Yu Doo (Serbie) pour un montant de 320 000 €. A l'issue de cette acquisition complémentaire, la société Europlakat Yu Doo est détenue à 100 % par Europlakat International Werbe GmbH.

Par ailleurs, la société Europlakat International Werbe GmbH a également procédé à la cession, en juin 2004, de 12,5 % des titres de la société AQMI, holding, détenant 100 % des titres Alma Quattro (Serbie-Montenegro), ce qui porte le pourcentage d'intérêt du groupe dans ces deux sociétés à 29,3 % contre 33,5 % auparavant.

Enfin, fin juin 2004, la société Proreklam Europlakat Doo (filiale de Europlakat International Werbe GmbH, en Slovénie) a racheté, pour un montant équivalent à 45 000 €, 3 % complémentaires des titres de Plakatiranje Doo (Slovénie), ce qui porte le pourcentage de détention direct à 54 %.

— Sorties de périmètre : La société Pearl & Dean Publishing (Australie), dont l'activité a cessé et auparavant consolidée par intégration globale, est sortie du périmètre au 1er janvier 2004 (déconsolidation sans cession).

La société Aguesseau Boulogne, jugée non significative, est déconsolidée au 1er janvier 2004.

L'impact sur le chiffre d'affaires consolidé du groupe des opérations d'acquisition et de partenariat intervenues au cours de l'exercice 2004 est de 5,7 millions d'euros, dont 4,4 millions d'euros sur l'activité Mobilier Urbain et 1,3 million d'euros sur l'activité Transport.

2.2. Ecarts d'acquisition. — Au 31 décembre 2004, les écarts d'acquisition représentent 1 484,6 millions d'euros en valeur brute et sont amortis à hauteur de 370,9 millions d'euros.

Les écarts d'acquisition figurant dans les comptes au 31 décembre 2004, 2003 et 2002 se décomposent comme suit en valeur nette comptable :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Pôle Media Communication Publicité extérieure (Pôle Avenir) | 552,5 | 590,4 | 623,0 |
| Apports de JCD Holding et des minoritaires en 2000 | 110,3 | 117,3 | 124,3 |
| Partenariats Autriche, Suisse, et Europe Centrale (1) | 245,1 | 259,5 | 155,7 |
| Partenariat IGP (Italie) | 37,4 | 39,7 | 42,0 |
| Acquisition Planigrama (Espagne) | 10,2 | 13,3 | 17,0 |
| Univier Communications B.V., Pays-Bas (Partenariat Unicom - Pays baltes) | 13,5 | 7,7 | 7,5 |
| Participations Wall (35 % dans Wall AG et 50 % dans Wall USA) | 49,6 | 52,1 | |
| Autres | 95,1 | 98,6 | 110,5 |
| Total | 1 113,7 | 1 178,6 | 1 080,0 |

(1) Comprend depuis 2003 le complément d'écart d'acquisition dû à la fin de l'accord de partenariat en Autriche et en Europe Centrale entre le groupe JCDecaux et B&C Holding. A l'issue de cette opération effective en août 2003, JCDecaux SA détient directement 30 % de la société Affichage Holding et, via sa filiale JCDecaux Central Eastern Europe Holding GmbH détenue à 100 %, 67 % de la société Gewista. Comprend également l'écart d'acquisition lié à Alma Quattro (Serbie et Monténégro).

La variation des écarts d'acquisition sur 2004 est la suivante :

| (En millions d'euros) | Valeur nette |
|---|---|
| Au 1er janvier 2004 | 1 178,6 |
| Nouveaux écarts d'acquisition constatés sur l'exercice | 10,6 |
| Univier Communications B.V. (IP) | 6,6 |
| WFA Wartehallen Finanz AG | 3,1 |
| Autres | 0,9 |
| Dotations aux amortissements et aux provisions | −75,7 |
| Ecart de conversion | 0,2 |
| Au 31 décembre 2004 | 1 113,7 |

2.3. Immobilisations corporelles :

— Détail par nature :

| (En millions d'euros) | Montants bruts 31/12/04 | Amortissements ou provisions 31/12/04 | Montants nets 31/12/04 | Montants nets 31/12/03 | Montants nets 31/12/02 |
|---|---|---|---|---|---|
| Terrains | 32,0 | 1,2 | 30,8 | 29,6 | 30,9 |
| Constructions | 63,1 | 34,0 | 29,1 | 33,3 | 37,9 |

| (En millions d'euros) | Montants bruts 31/12/04 | Amortissements ou provisions 31/12/04 | Montants nets 31/12/04 | Montants nets 31/12/03 | Montants nets 31/12/02 |
|---|---|---|---|---|---|
| Installations techniques, matériel et outillage | 1 684,2 | 1 140,3 | 543,9 | 549,8 | 580,8 |
| Autres | 203,8 | 158,5 | 45,3 | 51,1 | 62,0 |
| Immobilisations en cours | 19,4 | 0,4 | 19,0 | 11,1 | 10,2 |
| Avances et acomptes | 0,8 | | 0,8 | 0,4 | 0,5 |
| Total | 2 003,3 | 1 334,4 | 668,9 | 675,3 | 722,3 |

Au 31 décembre 2004, les immobilisations corporelles brutes s'élèvent à 761,4 millions d'euros en France et 1 241,9 millions d'euros à l'étranger contre respectivement 736,6 millions d'euros et 1 176,2 millions d'euros au 31 décembre 2003.

Au 31 décembre 2004, les immobilisations corporelles nettes s'élèvent à 668,9 millions d'euros contre 675,3 millions d'euros au 31 décembre 2003.

Au 31 décembre 2004, les immobilisations corporelles nettes de l'activité Mobilier Urbain s'élèvent à 492,6 millions d'euros contre 505,8 millions d'euros au 31 décembre 2003.

Au 31 décembre 2004, les immobilisations corporelles nettes de l'activité Affichage s'élèvent à 151,4 millions d'euros contre 140,8 millions d'euros au 31 décembre 2003.

Au 31 décembre 2004, les immobilisations corporelles nettes de l'activité Transport s'élèvent à 24,9 millions d'euros contre 28,7 millions d'euros au 31 décembre 2003.

— Variations de l'exercice en valeur brute :

| (En millions d'euros) | Terrains | Constructions | Installations techniques, matériel et outillage | Autres immobilisations corporelles | Total |
|---|---|---|---|---|---|
| Au 1er janvier 2002 | 34,8 | 75,9 | 1 452,5 | 236,2 | 1 799,4 |
| Evolution du périmètre | | | 7,3 | 1,2 | 8,5 |
| Activation maintenance (exercice 2002) | | | 22,2 | | 22,2 |
| Acquisitions | | 2,4 | 111,0 | 20,8 | 134,2 |
| Cessions | -0,4 | -2,5 | -50,1 | -11,3 | -64,3 |
| Conversion | -1,8 | -0,4 | -42,9 | -4,5 | -49,6 |
| Reclassements (1) | 0,1 | 2,9 | 5,0 | -7,4 | 0,6 |
| Au 31 décembre 2002 | 32,7 | 78,3 | 1 505,0 | 235,0 | 1 851,0 |
| Evolution du périmètre | | | -0,3 | 0,1 | -0,2 |
| Activation maintenance (exercice 2003) | | | 21,4 | | 21,4 |
| Acquisitions | 1,5 | 0,7 | 97,3 | 21,8 | 121,3 |
| Cessions | -0,8 | -0,8 | -31,6 | -9,8 | -43,0 |
| Conversion | -2,2 | -0,5 | -30,1 | -4,2 | -37,0 |
| Reclassements (1) | | | 10,3 | -11,0 | -0,7 |
| Au 31 décembre 2003 | 31,2 | 77,7 | 1 572,0 | 231,9 | 1 912,8 |
| Evolution du périmètre | | | 3,6 | 0,3 | 3,9 |
| Activation maintenance (exercice 2004) | | | 27,7 | | 27,7 |
| Acquisitions | 2,2 | 0,7 | 96,7 | 39,4 | 139,0 |
| Cessions | -0,4 | -14,7 | -30,0 | -29,7 | -74,8 |
| Conversion | 0,0 | 0,0 | -7,1 | -0,3 | -7,4 |
| Reclassements (1) | -1,0 | -0,6 | 21,3 | -17,6 | 2,1 |
| Au 31 décembre 2004 | 32,0 | 63,1 | 1 684,2 | 224,0 | 2 003,3 |

(1) L'impact net des reclassements n'est pas nul, certains reclassements impactant d'autres postes du bilan.

2.4. Immobilisations financières. — Elles sont composées des titres mis en équivalence, des titres de participation non consolidés, des prêts accordés à des sociétés non consolidées et des autres immobilisations financières.

— Décomposition du poste en valeur nette comptable :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Titres mis en équivalence | 56,3 | 55,0 | 49,2 |
| Titres non consolidés (1) | 7,0 | 5,8 | 21,5 |
| Prêts | 11,6 | 9,4 | 4,0 |
| Créances rattachées | 0,1 | 0,6 | 0,4 |
| Autres immobilisations financières | 5,8 | 5,1 | 4,7 |
| Total | 80,8 | 75,9 | 79,8 |

(1) La diminution de 15,7 millions d'euros entre 2002 et 2003 est liée principalement à l'impact de l'entrée de Wall AG dans le périmètre de consolidation en tant que société mise en équivalence.

— Titres mis en équivalence :

| (En millions d'euros) | % d'intérêt 2004 | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|---|
| Suisse : | | | | |
| Affichage Holding | 30,00 % | 43,3 | 42,6 | 45,7 |
| Pays-Bas : | | | | |
| Univier Communications B.V. (1) | 75,00 % | | | 1,6 |
| Allemagne : | | | | |
| Stadtreklame Nürnberg GmbH | 35,00 % | 2,4 | 2,0 | 1,8 |
| ILG Aussenwerbung Zacharias | 10,00 % | 0,1 | 0,1 | 0,1 |
| Wall AG | 35,00 % | 11,0 | 10,6 | |
| Etats-Unis : | | | | |
| Wall Holdings/Wall USA Inc. | 50,00 % | -0,5 | -0,3 | |
| Total | | 56,3 | 55,0 | 49,2 |

(1) Cette société a été acquise en 2002. Elle est intégrée en proportionnelle depuis le 1er juillet 2003.

— La variation des titres mis en équivalence est la suivante :

| (En millions d'euros) | 31/12/03 | Résultat | Dividendes | Périmètre | Conversion | 31/12/04 |
|---|---|---|---|---|---|---|
| Affichage Holding | 42,6 | 3,9 | -3,6 | | 0,4 | 43,3 |
| Stadtreklame Nürenberg | 2,0 | 0,7 | -0,3 | | | 2,4 |
| ILG Aussenwerbung Zacharias | 0,1 | | | | | 0,1 |
| Wall AG | 10,6 | 1,6 | -0,6 | -0,6 | | 11,0 |
| Wall Holdings/ Wall USA Inc. | -0,3 | -0,6 | | 0,4 | | -0,5 |
| Total | 55,0 | 5,6 | -4,5 | -0,2 | 0,4 | 56,3 |

— Titres non consolidés :

| (En millions d'euros) | % capital | Résultat 2004 | Capitaux propres 31/12/04 (1) | Valeur brute des titres au 31/12/04 | Valeur nette des titres au 31/12/04 |
|---|---|---|---|---|---|
| France : | | | | | |
| Gommage & Aspiration | 79,93 % | -0,1 | -0,5 | 0,2 | 0,0 |
| Affimétrie | 33,00 % | 0,0 | 0,4 | 0,2 | 0,2 |
| Autriche : | | | | | |
| ARGE Autobahnwerbung (2) | 50,00 % | 0,4 | 0,8 | 0,1 | 0,1 |
| Objekt Werbung GmbH (2) | 25,00 % | 0,2 | -0,5 | 0,9 | 0,6 |
| Italie : | | | | | |
| Ser Com. | 51,00 % | 0,2 | 0,5 | 0,1 | 0,1 |
| SIPA | 49,00 % | 0,4 | 0,5 | 0,3 | 0,3 |
| ASPE (2) | 49,00 % | 0,2 | 0,3 | 0,2 | 0,2 |
| Pubblisuccesso Lombardia (2) | 100,00 % | 0,0 | 0,3 | 0,1 | 0,1 |

| (En millions d'euros) | % capital | Résultat 2004 | Capitaux propres 31/12/04 (1) | Valeur brute des titres au 31/12/04 | Valeur nette des titres au 31/12/04 |
|---|---|---|---|---|---|
| Portugal : | | | | | |
| JCD Neonlight Portugal . . . | 67,04 % | 0,1 | 0,1 | 0,0 | 0,0 |
| Suède : | | | | | |
| Outdoor Impact AB . . . . . . . | 48,50 % | 0,0 | 0,0 | 0,5 | 0,5 |
| République Tchèque : | | | | | |
| ISPA Brno Spol Sro . . . | 100,00 % | 0,0 | 0,0 | 0,3 | 0,3 |
| Slovénie : | | | | | |
| N.B.S.H. Proreklam-Europlakat Prishtina . . . . . . . | 60,00 % | 0,0 | -0,1 | 0,0 | 0,0 |
| Madison . . . . . | 30,00 % | 0,1 | 0,5 | 0,4 | 0,4 |
| Amériques : | | | | | |
| UDC-JCDecaux Airport . . . . . . | 50,00 % | 0,1 | 0,0 | 0,6 | 0,0 |
| UTE JCDecaux Argentina . . | 50,00 % | 0,1 | 0,5 | 0,3 | 0,2 |
| Asie/Pacifique : | | | | | |
| JCDecaux Macau . . . . . . . | 80,00 % | 0,0 | 0,1 | 0,1 | 0,1 |
| Pearl & Dean Pty Ltd et Pearl & Dean Fidji . . . . . . | 100,00 % | 0,0 | 3,4 | 3,5 | 3,5 |
| JCD Neonlight . . . . . . | 100,00 % | 0,1 | 0,0 | 0,8 | 0,0 |
| Autres . . . . . . . . | | | | 0,6 | 0,4 |
| Total . . . . . . | | | | 9,2 | 7,0 |

(1) Hors résultat net de l'exercice.
(2) Données 2003 pour le résultat net et les capitaux propres.

2.5. Stocks :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Valeur brute des stocks . . . . | 99,7 | 109,8 | 104,8 |
| Provisions . . . . . . . . . . . . . | -23,9 | -14,4 | -12,2 |
| Valeur nette des stocks . . . . | 75,8 | 95,4 | 92,6 |

La valeur brute des stocks au 31 décembre 2004 diminue de 3 millions d'euros sur les sociétés françaises, principalement sur JCDecaux SA pour 3 millions d'euros et diminue de 7,1 millions d'euros sur les sociétés étrangères, principalement sur Gewista pour 5,4 millions d'euros. Ces diminutions sont liées à des installations significatives de mobiliers urbains en 2004.

La provision sur stocks augmente de 9,5 millions d'euros dont 9,1 millions d'euros sur JCDecaux SA.

2.6. Créances clients et provision pour dépréciation des créances clients :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Créances clients (valeur brute) . . . . . . . . . . . . . . | 435,3 | 417,0 | 436,4 |
| Provision pour dépréciation . | -30,7 | -30,3 | -33,3 |
| Créances clients (valeur nette). . . . . . . . . . . . . . . | 404,6 | 386,7 | 403,1 |

La valeur brute au 31 décembre 2004 diminue de 1,7 million d'euros sur les sociétés françaises et augmente de 20 millions d'euros sur les sociétés étrangères.

2.7. Autres créances :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Autres créances d'exploitation . . . . . . . . . . . . . . . . | 27,0 | 19,6 | 17,2 |
| Provisions sur autres créances d'exploitation . . . . . | -0,2 | -0,4 | -0,1 |
| Créances diverses . . . . . . . . | 9,1 | 9,6 | 8,3 |
| Provisions sur créances diverses . . . . . . . . . . . . | -4,0 | -1,7 | -0,8 |
| Créances fiscales diverses . . | 31,2 | 46,9 | 31,8 |
| Créances sur immobilisations . . . . . . . . . . . . . . . . | 0,1 | 0,1 | 0,2 |
| Avances et acomptes versés. | 5,0 | 6,1 | 7,2 |
| Charges constatées d'avance. | 56,5 | 45,2 | 46,5 |
| Charges à répartir . . . . . . . . | 3,4 | 16,3 | 16,4 |
| Total Autres créances. . . | 132,3 | 143,8 | 127,6 |
| Total Provisions sur autres créances. . . . . . . . . . . . . | -4,2 | -2,1 | -0,9 |
| Total Autres créances « nettes ». . . . . . . . . | 128,1 | 141,7 | 126,7 |

Entre 2004 et 2003, la variation sur les autres créances s'explique principalement par la baisse des créances fiscales sur JCDecaux SA.

2.8. Valeurs mobilières de placement :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| France. . . . . . . . . . . . . . . . . | 0,5 | 85,3 | 73,0 |
| Espagne . . . . . . . . . . . . . . . | 1,6 | | 8,7 |
| Finlande . . . . . . . . . . . . . . . | 0,5 | 0,5 | 0,5 |
| Portugal . . . . . . . . . . . . . . . | 0,1 | 0,1 | 0,2 |
| Total . . . . . . . . . . . . . . . | 2,7 | 85,9 | 82,4 |

Il n'y a pas d'écart significatif entre la valeur d'inventaire et la valeur de marché des valeurs mobilières de placement.

La diminution des valeurs mobilières de placement résulte de la mise en place par JCDecaux SA d'une ligne de crédit revolver qui a permis le remboursement par anticipation de la tranche A non revolver de son crédit syndiqué.

2.9. Impôts différés nets :

2.9.1. Impôts différés comptabilisés :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Impôts différés actif (nets de provisions). . . . . . . . . . . | 13,3 | 15,0 | 29,7 |
| Impôts différés passif . . . . . | -27,3 | -16,5 | -20,7 |
| Total . . . . . . . . . . . . . . | -14,0 | -1,5 | 9,0 |

Les impôts différés ont diminué de 12,5 millions d'euros entre 2003 et 2004. Cette diminution provient principalement de la France pour 9,6 millions d'euros, de la Suède pour 1,1 million d'euros, de l'Australie pour 1,1 million d'euros, de l'Angleterre pour 0,9 million d'euros et du Danemark et Islande pour 0,8 million d'euros, avec en contrepartie une augmentation de 1,3 million d'euros de l'Espagne.

2.9.2. Impôts différés actifs sur reports déficitaires non reconnus : Au 31 décembre 2004, le montant des impôts différés actifs liés à des reports déficitaires comptabilisés et intégralement dépréciés se monte à 25,4 millions d'euros. Ce montant est composé des reports déficitaires des zones géographiques suivantes : Amérique du Nord pour 9,7 millions d'euros, Europe pour 9,6 millions d'euros, Amérique du Sud pour 3,5 millions d'euros et Asie pour 2,6 millions d'euros.

2.10. Variation des capitaux propres part du groupe :

| (En millions d'euros) | Capital | Primes | Réserves consolidées | Total |
|---|---|---|---|---|
| Capitaux propres au 31 décembre 2001 . . . . . . . . . . | 3,4 | 923,2 | 395,3 | 1 321,9 |
| Résultat de l'exercice. . . . . . | | | 26,0 | 26,0 |
| Dividendes versés (1). . . . . . | | | | |
| Rachat d'actions propres (2). | | | -2,1 | -2,1 |
| Variation des écarts de conversion . . . . . . . . . . . . | | | -32,4 | -32,4 |
| Capitaux propres au 31 décembre 2002 . . . . . . . . . . | 3,4 | 923,2 | 386,8 | 1 313,4 |
| Résultat de l'exercice. . . . . . | | | 40,9 | 40,9 |
| Dividendes versés (1). . . . . . | | | | |
| Changement de méthode (3). | | | -4,5 | -4,5 |

| (En millions d'euros) | Capital | Primes | Réserves consolidées | Total |
|---|---|---|---|---|
| Variation des écarts de conversion | | | - 16,0 | - 16,0 |
| Capitaux propres au 31 décembre 2003 | 3,4 | 923,2 | 407,2 | 1 333,8 |
| Résultat de l'exercice | | | 78,1 | 78,1 |
| Dividendes versés (1) | | | | |
| Augmentation de capital (4) | | 6,1 | | 6,1 |
| Variation des écarts de conversion | | | - 1,6 | - 1,6 |
| Capitaux propres au 31 décembre 2004 | 3,4 | 929,3 | 483,7 | 1 416,4 |

(1) La société n'a pas distribué de dividendes.

(2) JCDecaux SA a racheté 200 000 de ses actions propres en août et octobre 2002 pour un total 2,1 millions d'euros.

(3) Engagements de retraite et avantages au personnel.

(4) Augmentation de capital et prime d'émission chez JCDecaux SA suite aux levées d'options de souscription d'actions.

Au 31 décembre 2004 le capital social est composé de 221 993 669 actions.

2.11. Variation des capitaux propres minoritaires :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Capitaux propres minoritaires au 1er janvier | 31,4 | 64,2 | 68,8 |
| Résultat de l'exercice | 10,7 | 14,2 | 17,5 |
| Distribution de dividendes | - 12,5 | - 7,9 | - 12,2 |
| Variation des écarts de conversion | 0,1 | - 0,7 | 0,2 |
| Variation de périmètre | - 0,1 | - 38,3 | - 10,1 |
| Changement de méthode | | - 0,1 | |
| Rachat minoritaires fusion JCDecaux SA | | | |
| Capitaux propres minoritaires au 31 décembre | 29,6 | 31,4 | 64,2 |

2.12. Provisions pour risques et charges. — Les provisions pour risques et charges se décomposent comme suit :

| | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Provisions pour risques et charges | 99,4 | 86,4 | 72,0 |
| Provisions pour retraites et assimilés | 24,9 | 28,2 | 10,6 |
| Total | 124,3 | 114,6 | 82,6 |

— Variation des provisions pour risques et charges :

| (En millions d'euros) | 31/12/03 | Dotations | Reprises | Reclassements | Conversion | 31/12/04 |
|---|---|---|---|---|---|---|
| Provision risques | 23,5 | 6,8 | - 4,2 | - 0,2 | - 0,1 | 25,8 |
| Provision démontage (1) | 61,5 | 6,7 | | 0,0 | - 0,3 | 67,9 |
| Provisions pour retraites et assimilés | 28,2 | 2,5 | 0,0 | - 6,0 | 0,2 | 24,9 |
| Provision restructuration | 0,2 | 0,1 | - 0,3 | 0,0 | | 0,0 |
| Provision charges | 1,2 | 0,5 | - 1,4 | 5,5 | - 0,1 | 5.7 |
| Total provisions | 114,6 | 16,6 | - 5,9 | - 0,7 | - 0,3 | 124,3 |

(1) Les provisions pour risques et charges sont principalement constituées des provisions pour démontage concernant le mobilier urbain. Elles sont déterminées à l'issue de chaque exercice à partir de la taille du parc et du coût unitaire de démontage (main d'œuvre, coût de la destruction et réfection des sols).

Il n'existe pas sur 2004 de reprise de provision significative sans contrepartie.

Les provisions pour démontage sont étalées sur la durée des contrats, et ne font pas l'objet d'une actualisation. Les provisions pour démontage faisant l'objet d'une réestimation en fin d'année, une dotation nette est constatée sur l'exercice. A l'échéance du contrat, le coût de démontage est provisionné à 100 %.

Les provisions pour litiges représentent un montant de 8,9 millions d'euros au 31 décembre 2004. L'ensemble des litiges du groupe fait l'objet d'une revue par la direction juridique du groupe. L'appréciation du risque sur les litiges est effectuée au cas par cas, en fonction des positions des plaignants, des conseils juridiques et des éventuels jugements prononcés en première instance.

Les autres provisions sont notamment constituées de provisions pour risques sociaux pour un montant de 3,1 millions d'euros.

— Provisions pour retraites et avantages assimilés : Les engagements à prestations définies du groupe vis-à-vis du personnel sont principalement constitués d'engagements de retraite (indemnités conventionnelles de départs et prestations de retraites, retraites complémentaires dont bénéficient les cadres dirigeants de certaines filiales du groupe) et d'autres avantages à long terme versés pendant la durée de l'emploi tels que les médailles du travail ou jubilées.

Les engagements du groupe concernent principalement la France, le Royaume-Uni, l'Autriche et les Pays-Bas.

En France, les indemnités de fin de carrière sont calculées selon la convention nationale de la publicité. Une partie de l'engagement est couvert par les cotisations versées à un fonds externe par les sociétés françaises du groupe JCDecaux.

Au Royaume-Uni, les engagements de retraite sont principalement constitués d'un plan de pension dont bénéficiait un certain nombre de salariés de la société JCDecaux United Ltd. En décembre 2002, les droits acquis au titre de ce régime ont été gelés.

En Autriche, les engagements sont principalement constitués d'indemnités légales de départ.

Aux Pays-Bas, les engagements de retraite sont principalement constitués d'un plan de pension, dont l'engagement est en partie couvert par les cotisations versées à un fonds externe.

Enfin, il existe deux régimes multi-employeurs à prestations définies en Suède (ITP plan) et en Finlande (TEL). Ces régimes n'ont pas fait l'objet d'une évaluation actuarielle, dans la mesure où, d'une part, il s'agit de régimes nationaux pour lesquels les informations nécessaires sont indisponibles à ce jour, d'autre part, le régime TEL est assimilé à un régime de Sécurité sociale.

Les provisions sont calculées avec les hypothèses suivantes :

| Au 31 décembre | 2004 | 2003 |
|---|---|---|
| Taux d'actualisation | 4,5 % - 7 % | 4,9 % - 7 % |
| Taux de revalorisation de salaires | 1,75 % - 4 % | 2 % - 4 % |
| Taux de revalorisation des pensions | 3 % | 2 % - 3 % |
| Rendement attendu des actifs des régimes | 5 % - 8 % | 5 % - 8 % |
| Durée résiduelle moyenne de présence | 14 - 20 ans | 14- 15 ans |

Les engagements de retraite et autres avantages à long terme (avant effets fiscaux) s'analysent de la façon suivante :

| (En millions d'euros) | Régimes de retraite | | Autres engagements | Total |
|---|---|---|---|---|
| | Non financés | Financés | | |
| Evolution de la dette actuarielle : | | | | |
| Ouverture | 9,2 | 46,1 | 2,6 | 57,9 |
| Coût normal | 0,6 | 1,4 | 0,2 | 2,2 |
| Intérêt sur la dette | 0,5 | 2,5 | 0,1 | 3,1 |
| Modifications de régimes | | | | |
| Ecarts actuariels | 0,7 | 3,7 | 0,0 | 4,4 |
| Prestations payées | - 0,7 | - 1,1 | - 0,2 | - 2,0 |
| Autres (écarts de change) | | - 0,2 | | - 0,2 |
| Dette actuarielle à la clôture | 10,3 | 52,4 | 2,7 | 65,4 |
| Dont France | 6,7 | 13,2 | 1,3 | 21,2 |
| Dont autres pays | 3,6 | 39,2 | 1,4 | 44,2 |
| Evolution des actifs : | | | | |
| Ouverture | | 27,4 | | 27,4 |
| Rendement réel | | 1,7 | | 1,7 |
| Contributions employeur | | 2,0 | | 2,0 |
| Prestations payées | | - 1,0 | | - 1,0 |
| Autres (écarts de change) | | 0,5 | | 0,5 |
| Actifs à la clôture | | 30,6 | | 30,6 |
| Dont France | | 4,1 | | 4,1 |
| Dont autres pays | | 26,5 | | 26,5 |
| Provision : | | | | |
| Couverture financière | 10,3 | 21,8 | 2,7 | 34,8 |
| Ecarts actuariels non amortis | - 0,7 | - 1,7 | | - 2,4 |

| (En millions d'euros) | Régimes de retraite | | Autres engagements | Total |
|---|---|---|---|---|
| | Non financés | Financés | | |
| Coût des services passés non amortis | -1,4 | -3,0 | | -4,4 |
| Provision de clôture (1) | 8,2 | 17,1 | 2,7 | 28,0 |
| Dont France | 4,7 | 5,9 | 1,3 | 11,9 |
| Dont autres pays | 3,5 | 11,2 | 1,4 | 16,1 |
| Charge de retraite : | | | | |
| Coût normal | 0,6 | 1,4 | 0,3 | 2,3 |
| Intérêt sur la dette | 0,5 | 2,5 | 0,1 | 3,1 |
| Rendement attendu des placements | | -1,7 | | -1,7 |
| Amortissement des écarts actuariels | | | -0,1 | -0,1 |
| Amortissement du coût des services passés | 0,2. | 0,2 | | 0,4 |
| Charge de l'exercice | 1,3 | 2,4 | 0,3 | 4,0 |
| Dont France | 0,7 | 1,4 | 0,1 | 2,2 |
| Dont autres pays | 0,6 | 1,0 | 0,2 | 1,8 |

(1) Le montant de 28 millions d'euros se décompose en 24,9 millions d'euros de provisions comptabilisées au passif du bilan au titre des engagements sociaux, – 1 million d'euros de droit à remboursement relatif au régime de retraite autrichien et 4,1 millions d'euros figurant en « Autres dettes » et concernant une partie de l'obligation au titre des avantages sociaux en l'Angleterre.

Les écarts actuariels négatifs restant à amortir au 31 décembre 2004 s'élèvent à 2,4 millions d'euros et concernent principalement le fonds de pension anglais et les sociétés françaises.

Le coût des services passés non amorti au 31 décembre 2004 s'élève à 4,4 millions d'euros et correspond au surcoût généré par l'application de la loi Fillon, celui-ci faisant l'objet d'un amortissement sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Sur l'exercice, les mouvements nets des régimes de retraite et assimilés sont les suivants :

| (En millions d'euros) | 2004 |
|---|---|
| Au 1er janvier 2004 | 27,2 |
| Charge de l'exercice | 4,0 |
| Ecarts de conversion | -0,2 |
| Cotisations versées | -2,0 |
| Prestations versées | -1,0 |
| Au 31 décembre 2004 | 28,0 |

La décomposition des actifs des régimes couverts est la suivante :

| 2004 | En millions d'euros | En % |
|---|---|---|
| Actions | 19,1 | 63 % |
| Obligations | 9,9 | 32 % |
| Immobilier | 0,7 | 2 % |
| Autres | 0,9 | 3 % |
| Total | 30,6 | 100 % |

2.13. Dettes financières :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Emprunts obligataires | 367,8 | 375,0 | |
| Emprunts auprès des établissements de crédit | 117,5 | 394,6 | 737,7 |
| Emprunts et dettes financières divers | 10,3 | 11,2 | 8,3 |
| Total | 495,6 | 780,8 | 746,0 |

Depuis l'émission d'un placement privé aux Etats-Unis par JCDecaux SA en 2003, les dettes financières principales du groupe sont composées d'emprunts obligataires, d'emprunts et lignes de crédit auprès des établissements de crédit, la partie tirée se décomposant ainsi :

— Le placement privé émis en 2003 aux Etats-Unis pour 367,8 millions d'euros ;

— Une ligne de crédit revolver confirmée, mise en place par JCDecaux SA en 2003 dont le montant tiré au 31 décembre 2004 est de 65 millions d'euros ;

— Des emprunts bancaires portés par les filiales directes et indirectes de JCDecaux SA, pour un montant de 52,5 millions d'euros.

Les emprunts et dettes financières divers comprennent (i) les emprunts actionnaires souscrits par les filiales de JCDecaux SA non détenues à 100 % et accordés par les autres actionnaires de ces filiales pour un montant de 7,6 millions d'euros ; (ii) les intérêts courus sur les emprunts obligataires et auprès des établissements de crédit de l'ensemble des entités du groupe ainsi que les intérêts courus sur les emprunts actionnaires pour un montant de 2,7 millions d'euros.

Par ailleurs, le groupe disposait au 31 décembre 2004 de lignes de crédits bancaires confirmées non utilisées de 600 millions d'euros (part non tirée de la ligne mise en place par JCDecaux SA en 2003).

Caractéristiques des principales sources de financement du groupe :

Les sources de financement principales du groupe sont portées par JCDecaux SA et sont constituées par :

— le placement privé émis aux Etats-Unis (USPP), comportant 5 tranches :

| USPP | Tranche A | Tranches B et C | Tranches D et E |
|---|---|---|---|
| Montant. . | 100 millions de dollars | 100 millions de dollars et 100 millions d'euros | 50 millions de dollars et 50 millions d'euros |
| Profil. . . . | Remboursable *in fine* | Remboursable *in fine* | Remboursable *in fine* |
| Echéance finale. . | Avril 2010 | Avril 2013 | Avril 2015 |

— une ligne de crédit revolver confirmée, mise en place en décembre 2003, d'un montant à l'origine de 550 millions d'euros et porté à 665 millions d'euros en février 2004 et comportant une tranche unique :

| | Ligne 2003 |
|---|---|
| Montant final | 665 millions d'euros |
| Nature et profil | Revolver confirmée, Remboursable *in fine* |
| Echéance finale | Décembre 2008 |

La marge appliquée sur cette ligne de crédit varie de 0,375 % à 0,80 %, selon le rating du groupe. Aux conditions de rating actuelles, la marge est de 0,475 %.

Ces sources de financement de JCDecaux SA sont confirmées, mais imposent le respect de « Covenants ».

— Ces covenants limitent la capacité du groupe entre autres à :
- accorder des sûretés ;
- céder des actifs ;
- faire porter sa dette par ses filiales ;
- développer des activités autres que celles actuellement exercées dans le cadre de la communication extérieure (ligne de crédit revolver confirmée mise en place en 2003 uniquement).

— Ils requièrent du groupe de maintenir les ratios financiers suivants :
- Ratio de couverture d'intérêts : EBITDA consolidé/frais financiers nets consolidés, strictement supérieur à 3,5 pour 1. Au 31 décembre 2004, ce ratio était de 18,2 pour 1 ;
- Ratio d'endettement net consolidé : dette nette consolidée/EBITDA consolidé strictement inférieure 3,5 pour 1. Au 31 décembre 2004, ce ratio était de 1 pour 1.

— Ils limitent les changements dans le contrôle de JCDecaux SA.

Le non respect de ces « Covenants » peut impliquer l'exigibilité anticipée des emprunts et crédits.

Au 31 décembre 2004, le groupe a satisfait à tous ces covenants.

Echéances des dettes financières (hors lignes de crédit confirmées non utilisées) :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Echéance à moins d'un an | 21,6 | 345,5 | 210,4 |
| Echéance à plus d'un an et moins de 5 ans | 93,2 | 35,4 | 509,0 |
| Echéance à plus de 5 ans | 380,8 | 399,9 | 26,6 |
| Total | 495,6 | 780,8 | 746,0 |

Ventilation des dettes financières par devises :

— Ventilation par devise d'origine des dettes (avant swaps d'émission et swaps de change) :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Euro | 241,9 | 513,2 | 689,1 |
| Dollar américain | 217,8 | 225,0 | |
| Couronne danoise | 12,3 | 15,4 | 18,6 |
| Couronne norvégienne | 5,5 | 5,5 | 6,2 |

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Baht thaïlandais | 5,5 | 3,4 | 3,4 |
| Peso chilien | 4,8 | 4,6 | 2,8 |
| Won coréen | 3,6 | 1,4 | 1,4 |
| Yen japonais | 1,5 | 4,9 | 4,3 |
| Dollar australien | 1,1 | 4,8 | 19,1 |
| Autres | 1,6 | 2,6 | 1,1 |
| Total | 495,6 | 780,8 | 746,0 |

— Ventilation par devise d'origine des dettes (après swaps d'émission et swaps de change) :

| | 31/12/04 | |
|---|---|---|
| | En M€ | En % |
| Euro | 373,4 | 75 % |
| Dollar américain | 66,5 | 13 % |
| Couronne danoise | 16,9 | 3 % |
| Couronne norvégienne | 11,5 | 2 % |
| Couronne tchèque | 9,3 | 2 % |
| Baht thaïlandais | 5,5 | 1 % |
| Peso chilien | 4,8 | 1 % |
| Won coréen | 3,6 | 1 % |
| Autres | 4,1 | 1 % |
| Total | 495,6 | 100 % |

Ventilation des dettes financières taux fixe/taux variable (hors lignes de crédit confirmées non utilisées) :

— Ventilation par nature de taux d'origine (avant couvertures fermes et optionnelles) :

| (En millions d'euros) | 31/12/04 | 31/12/03 | 31/12/02 |
|---|---|---|---|
| Taux fixe | 242,7 | 256,5 | 35,7 |
| Taux variable (1) | 252,9 | 524,3 | 710,3 |
| Total | 495,6 | 780,8 | 746,0 |

(1) La dette à taux variable fait l'objet de couvertures décrites en note 4.1.

— Ventilation par nature de taux final (après couvertures fermes et optionnelles) :

| | 31/12/04 | |
|---|---|---|
| | En M€ | En % |
| Taux fixe | 33,5 | 7 % |
| Taux variable couvert par options | 95,0 | 19 % |
| Taux variable | 367,1 | 74 % |
| Total | 495,6 | 100 % |

3. – Commentaires sur le compte de résultat.

3.1. Charges d'exploitation nettes :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Consommations, charges externes et autres charges d'exploitation nettes | - 821,2 | - 787,6 | - 820,3 |
| Impôts et taxes | - 18,1 | - 17,4 | - 18,4 |
| Salaires et charges sociales | - 326,9 | - 321,9 | - 333,7 |
| Dotations aux provisions nettes des reprises | - 22,0 | - 16,4 | - 15,7 |
| Dotations aux amortissements nettes des reprises | - 171,6 | - 170,4 | - 178,4 |
| Total | - 1 359,8 | - 1 313,7 | - 1 366,5 |

Le poste « Consommations, charges externes et autres charges d'exploitation nettes » comprend les frais de recherche et développement qui s'élèvent à 7,7 millions d'euros pour 2004 contre 8,3 millions d'euros en 2003 et 9,8 millions d'euros en 2002.

3.2. Résultat financier :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Intérêts sur dette nette de trésorerie | - 24,7 | - 28,3 | - 36,1 |
| Différences de change | 0,1 | - 2,0 | - 0,2 |
| Autres | - 0,7 | - 1,7 | - 0,4 |
| Total | - 25,3 | - 32,0 | - 36,7 |

En 2004, le résultat financier s'est élevé à – 25,3 millions d'euros, soit une amélioration de 6,7 millions d'euros par rapport à 2003. Cette amélioration du résultat financier est principalement due à la diminution des intérêts de la dette nette, elle-même due à (i) une diminution de la dette nette moyenne du groupe et (ii) une réduction des taux Euribor et malgré la hausse des taux Libor dollar américain.

3.3. Résultat exceptionnel :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Produits/Charges nets sur opérations de gestion | - 0,3 | - 0,4 | - 12,6 |
| Produits/Charges nets sur opérations en capital | 1,0 | 2,6 | - 5,2 |
| Reprises/Dotations nettes et autres produits nets | 0,2 | - 2,5 | 15,1 |
| Total | 0,9 | - 0,3 | - 2,7 |

Les produits nets sur opérations en capital s'élèvent à 1 million d'euros. Ils sont essentiellement composés de 2,1 millions d'euros de plus-values de cession sur des terrains disposant de panneaux d'affichage au Royaume-Uni, de 0,4 million d'euros en France de pertes sur prêt, de moins-values de cession sur des panneaux et mobiliers urbains pour 0,5 million d'euros et de 0,2 million d'euros de moins-value sur immobilisations incorporelles.

3.4. Impôts sur les bénéfices :

— Ventilation entre impôts différés et impôts courants :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Impôts courants | - 74,3 | - 63,6 | - 64,2 |
| Impôts différés | - 14,0 | - 12,2 | - 6,0 |
| Total | - 88,3 | - 75,8 | - 70,2 |

Le taux effectif d'impôt avant dotations aux amortissements des écarts d'acquisition et quote-part de résultat des sociétés mises en équivalence passe de 38,3 % en 2003 à 35,7 % en 2004.

La charge d'impôts différés de l'exercice se décompose de la façon suivante :

— Charges d'impôts nettes de – 13,3 millions d'euros ;

— Dotations aux provisions sur les impôts différés actifs d'un montant de – 0,7 million d'euros.

— Impôt sur résultat courant et impôt sur résultat exceptionnel :

| (En millions d'euros) | Résultat avant impôts | Impôts | Résultat après impôts |
|---|---|---|---|
| Résultat courant | 246,3 | - 87,8 | 158,5 |
| Résultat exceptionnel | 0,9 | - 0,5 | 0,4 |
| Résultat net des entreprises intégrées | 247,2 | - 88,3 | 158,9 |

L'impôt calculé sur le résultat exceptionnel tient compte de charges non déductibles pour un montant de 0,7 million d'euros, soit un impact impôt total de 0,2 million d'euros.

— Rationalisation de la charge d'impôt :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Résultat net de l'ensemble consolidé | 88,8 | 55,1 | 43,5 |
| Charge d'impôt | - 88,3 | - 75,8 | - 70,2 |
| Résultat avant impôt | 177,1 | 130,9 | 113,7 |
| Amortissement des écarts d'acquisition | 75,7 | 71,8 | 63,7 |
| Quote-part dans le résultat des sociétés mises en équivalence | -5,6 | -4,9 | -5,6 |
| Régime société-mère/filiales | 3,6 | 6,1 | 2,3 |
| Divers | 7,4 | 6,1 | 1,2 |
| Résultat avant impôt soumis au taux de droit commun | 258,2 | 210,0 | 175,3 |
| Taux d'impôt pondéré du groupe | 32,86 % | 34,23 % | 34,65 % |

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Impôt théorique | -84,8 | -71,9 | -60,7 |
| Impôts différés sur déficits non reconnus | -4,3 | -9,0 | -16,3 |
| Impôts locaux complémentaires | -2,3 | -0,3 | 0,8 |
| Consommation des déficits fiscaux antérieurs non reconnus | 0,7 | 2,4 | 1,1 |
| Rattrapage d'impôts différés sur exercices antérieurs | 2,5 | 2,0 | 3,9 |
| Divers | -0,1 | 1,0 | 1,0 |
| Impôt total calculé | -88,3 | -75,8 | -70,2 |
| Impôt enregistré | -88,3 | -75,8 | -70,2 |

3.5. Quote-part de résultat des sociétés mises en équivalence :

| (En millions d'euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Affichage Holding | 3,9 | 3,7 | 4,7 |
| Stadtreklame Nürnberg GmbH | 0,7 | 0,6 | 0,6 |
| Univier Communications B.V. | | 0,5 | 0,3 |
| Wall AG | 1,6 | 0,3 | |
| Wall Holdings/Wall USA Inc. | -0,6 | -0,2 | |
| Total | 5,6 | 4,9 | 5,6 |

3.6. Effectifs et rémunération des organes de direction. — Sur l'exercice 2004, les effectifs du groupe atteignent 6 933 personnes.

Ils atteignaient 6 915 personnes sur l'exercice 2003, contre 7 079 personnes sur l'exercice 2002.

La quote-part de l'effectif employé par les sociétés consolidées selon la méthode de l'intégration proportionnelle est de 251 personnes au 31 décembre 2004 (comprises dans l'effectif total de 6 933 personnes).

La répartition de l'effectif sur les exercices 2004, 2003 et 2002 est la suivante :

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Dirigeants | 111 | 104 | 109 |
| Cadres | 817 | 766 | 770 |
| Agents de maîtrise | 1 280 | 1 143 | 1 152 |
| Employés | 2 957 | 3 084 | 3 153 |
| Ouvriers | 1 768 | 1 818 | 1 895 |
| Total | 6 933 | 6 915 | 7 079 |

Le montant des rémunérations versées aux membres des organes de direction du groupe, directoire et conseil de surveillance, s'élève respectivement à 7,2 millions d'euros et 0,1 million d'euros en 2004, contre 5,9 millions d'euros et 0,1 million d'euros au titre de l'exercice 2003.

4. – Commentaires sur les engagements hors bilan.

4.1. Instruments financiers. — Le groupe n'utilise des produits dérivés qu'à des fins de couverture contre les risques de taux et de change.

— Instruments financiers d'émission d'emprunts obligataires : En 2003, en émettant son placement privé aux Etats-Unis, JCDecaux SA a levé des ressources dont une part significative (250 millions de dollars) était libellée en dollars américains et à taux fixe. Le groupe n'ayant pas généré de besoins de financement libellés en dollars américains d'un tel montant et privilégiant une indexation variable pour ses emprunts à moyen et long terme, JCDecaux SA a procédé, concomitamment à l'émission de son placement privé, à la mise en place de swaps d'émission :

– Swap de taux : receveur de taux fixe et payeur de taux variable Libor, d'un montant de 100 millions de dollars américains et d'échéance avril 2010 ;

– Swaps de taux combinés à des swaps de base : receveurs de taux fixe dollar américain et payeurs de taux variable Euribor, d'un montant total de (i) 150 millions de dollars à l'origine (ii) de 142 millions d'euros après swaps et d'échéances comprises entre avril 2013 et avril 2015.

La valeur de marché du portefeuille d'instruments financiers d'émission du groupe (coût théorique de débouclement) était de – 31,9 millions d'euros au 31 décembre 2004.

— Instruments de taux d'intérêt (hors instruments financiers d'émission) : La majorité des emprunts du groupe étant libellée en euros et à taux variable, et afin de limiter l'impact sur son coût de dette d'une hausse des taux Euribor, le groupe a mis en place des couvertures à moyen terme sous forme d'achats de caps secs ou éventuellement financés par des ventes de caps ou de floors.

Au 31 décembre 2004, les positions ainsi contractées par le groupe en euros sont les suivantes :

– Couverture contre une hausse des taux courts euros de la dette JCDecaux SA, libellée à taux variable (encours au 31 décembre 2004 de 433 millions d'euros) :

- Caps achetés pour 95 millions d'euros, dont 60 millions d'euros sont à paliers ; ces caps ont une échéance comprise entre août 2005 et avril 2006 ; aucun de ces caps n'est actif au 31 décembre 2004 ;
- Caps vendus pour 35 millions d'euros, d'échéance avril 2006 ; aucun de ces caps n'est actif au 31 décembre 2004 ;
- Floors vendus pour 95 millions d'euros, dont les échéances sont comprises entre août 2005 et avril 2006, 60 millions d'euros sont dans la monnaie dans les conditions d'Euribor 3 mois du 31 décembre 2004 soit 2,155 %.

Après prise en compte de ces couvertures, le coût de dette brute de JCDecaux SA sera impacté sur l'exercice 2005 par les variations des taux Euribor, de la façon suivante :

| | | | | |
|---|---|---|---|---|
| Variation en % des taux Euribor vs taux au 31 décembre 2004 | -1 % | 1 % | 2 % | 3 % |
| Impact en % sur le coût de dette brute | -0,85 % | 0,87 % | 1,74 % | 2,65 % |

– Couverture de dettes des filiales : En couverture d'un emprunt à taux variable en couronnes danoises : swaps payeurs de taux fixe et receveurs de taux variable, amortissables dont le dernier amortissement a lieu en janvier 2009 et pour un montant au 31 décembre 2004 de 48 millions de couronnes danoises.

La valeur de marché du portefeuille d'instruments financiers sur taux d'intérêt (hors instruments financiers d'émission) du groupe (coût théorique de débouclement) était de – 1,3 million d'euros au 31 décembre 2004.

— Instruments de taux de change (hors instruments financiers d'émission) : L'exposition du groupe au risque de change provient de son activité à l'étranger. Elle est principalement liée aux opérations financières (refinancement et recyclage de la trésorerie des filiales étrangères).

Au 31 décembre 2004, les positions contractées par le groupe sont les suivantes (positions nettes) :

| (En millions d'euros) | 31/12/04 |
|---|---|
| Sur opérations financières : | |
| Achats à terme contre euros (1) : | |
| Dollar américain | 9,0 |
| Dollar singapourien | 3,5 |
| Dollar de Hong-Kong | 2,2 |
| Ventes à terme contre euros (2) : | |
| Couronne tchèque | 9,3 |
| Couronne norvégienne | 5,9 |
| Couronne danoise | 4,6 |

(1) Les opérations d'achat à terme de dollars américains viennent en couverture de la part non utilisée de la dette portée par JCDecaux SA dans cette devise (tranche A du placement privé émis en 2003), les opérations d'achat à terme des autres devises viennent en couverture (i) des emprunts souscrits par JCDecaux SA auprès de ses filiales, en application de la politique de centralisation de la trésorerie du groupe (ii) du recyclage en euros des soldes bancaires résiduels en devises de JCDecaux SA.

(2) Les opérations de vente à terme de devises viennent en couverture des prêts accordés par JCDecaux SA aux filiales du groupe.

La valeur de marché de ces instruments financiers sur change (coûts théoriques de débouclement) était de – 3,1 millions d'euros au 31 décembre 2004.

4.2. Engagements hors bilan, autres que les instruments financiers :

| (En millions d'euros) | 31/12/04 | 31/12/03 |
|---|---|---|
| Engagements donnés (1) : | | |
| Garanties de marché | 59,5 | 64,0 |
| Autres garanties | 7,5 | 11,2 |
| Nantissements hypothèques et sûretés réelles | 1,9 | 1,0 |
| Engagements sur titres | 148,5 | 154,6 |
| Total | 217,4 | 230,8 |
| Engagements reçus : | | |
| Avals, cautions et garanties | 2,7 | 1,5 |

| (En millions d'euros) | 31/12/04 | 31/12/03 |
|---|---|---|
| Engagement sur titres | 120,9 | 128,2 |
| Lignes de crédit | 600,0 | 1 051,6 |
| Total | 723,6 | 1 181,3 |

(1) Hors engagements de loyers, baux, redevances fixes et minima garantis, donnés dans le cadre l'exploitation courante.

Les garanties de marché correspondent aux garanties émises principalement par JCDecaux SA. Ainsi, JCDecaux SA garantit directement, ou en contre-garantie de banques ou de compagnies d'assurance, la bonne exécution des contrats de ses filiales.

Le poste « Autres garanties » comprend les garanties, émises principalement par JCDecaux SA, (i) pour le paiement de loyers, location de véhicules de certaines de ses filiales, (ii) en contre-garantie des banques dans le cadre de ligne de cautions accordées à certaines de ses filiales (iii) pour le paiement de dettes financières de sociétés non consolidées ou consolidées par mise en équivalence (iv) pour le paiement de dettes financières de sociétés consolidées en proportionnel lorsque le montant de la garantie accordée est supérieur au pourcentage de détention.

Les avals, cautions et garanties reçus sont constitués principalement de garanties de passif.

Les engagements sur titres sont accordés et reçus principalement dans le cadre des opérations de croissance externe.

Au 31 décembre 2004, les engagements donnés sur titres comprennent, au bénéfice de nos différents partenaires, les droits suivants :

— Droit de vente (put) exerçable du 1er janvier 2009 au 31 décembre 2009, pour un montant de 74 millions d'euros ;

— Droit de vente (put) exerçable du 1er mars 2005 au 15 mars 2005, pour un montant estimé de 8,9 millions d'euros pour 25 % des titres ;

— Droit de vente (put) exerçable du 17 juin 2004 au 16 juin 2006, pour un prix d'exercice qui sera déterminé selon une formule contractuelle et qui sera au minimum de 2 millions d'euros. Au 31 décembre 2004, l'option n'était pas exercée ;

— Droit d'achat (call) exerçable durant les deux périodes suivantes : du 1er janvier 2006 au 31 décembre 2006 ou du 1er janvier 2008 au 31 décembre 2008. L'option porte sur 35 % des titres et son prix d'exercice sera déterminé en fonction d'une formule de calcul contractuelle et sera au minimum de 57,5 millions d'euros ;

— Autres engagements divers : 2,8 millions d'euros.

D'autre part, le groupe a pris l'engagement d'acheter, en 2006, des titres d'une société à hauteur de 1,77 % pour un montant estimé à 2 millions d'euros et de vendre en 2009, des titres d'une autre société à hauteur de 12,5 % et pour un montant de 1,3 million d'euros.

Les engagements reçus sur titres comprennent, en notre faveur, les droits suivants :

— Droit d'achat (call) exerçable du 16 mars 2005 au 30 mars 2005, pour un montant de 8,9 millions d'euros correspondant à 25 % des titres ;

— Droit de vente (put) exerçable du 1er janvier 2008 au 31 décembre 2008. L'option porte sur 35 % des titres et son prix d'exercice sera déterminé en fonction d'une formule de calcul contractuelle et sera au minimum de 38 millions d'euros pour la partie représentant 23,88 % des parts.

D'autre part, ils comprennent un engagement à hauteur de 74 millions d'euros d'un partenaire stratégique de ne pas céder sa participation actuelle dans l'une des filiales du groupe avant le 1er janvier 2009.

Enfin, dans le cadre des partenariats signés, le groupe bénéficie de droits de préemption que le groupe ne considère pas comme des engagements donnés ou reçus.

Les lignes de crédit sont constituées de la ligne de crédit revolver confirmée, mise en place en décembre 2003 pour 550 millions d'euros et dont le montant a été porté à 665 millions d'euros en février 2004. Le montant disponible au 31 décembre 2004 était de 600 millions d'euros.

4.3. Engagements de loyers, baux, redevances fixes et minima garantis, donnés dans le cadre de l'exploitation courante :

Le groupe a conclu, dans le cadre de son exploitation courante, principalement :

— des contrats avec les villes, les aéroports ou les compagnies de transport qui, en contrepartie d'un droit d'exploitation publicitaire et du chiffre d'affaires qui en résulte, peuvent donner lieu au paiement de redevances, dont une partie sous la forme de redevances fixes ou de minima garantis visant à sécuriser une quote-part du chiffre d'affaires ;

— des baux pour des emplacements de panneaux d'affichage sur le domaine privé ;

— des contrats de location : de biens immobiliers, de véhicules, de tout autre matériel (informatique, bureautique ou autre).

Ces engagements donnés dans le cadre de l'exploitation courante se décomposent comme suit (montants non actualisés) :

| (En millions d'euros) | ≤ 1 an | > 1 et ≤ 5 ans | > 5 ans (1) | Total |
|---|---|---|---|---|
| Mobilier Urbain et Transport : redevances fixes et minima garantis | 219,7 | 561,4 | 601,6 | 1 382,7 |
| Affichage grand format : baux pour les emplacements de panneaux | 84,1 | 122,9 | 34,6 | 241,6 |
| Location simple | 19,6 | 50,9 | 21,6 | 92,1 |
| Location financement | 3,0 | 7,4 | 3,6 | 14,0 |
| Total location | 326,4 | 742,6 | 661,4 | 1 730,4 |

(1) Jusqu'en 2030.

5. – Information sectorielle.

5.1. Par secteur d'activité :

Définition de la segmentation sectorielle :

— Mobilier Urbain : L'activité Mobilier Urbain couvre de manière générale les conventions publicitaires sur le domaine public signées avec les villes et collectivités locales. Elle comprend également les activités de publicité dans les centres commerciaux, ainsi que les locations de mobiliers, les ventes et locations de matériels, les travaux et entretiens divers, et autres prestations de services.

— Affichage : L'activité Affichage couvre la publicité sur le domaine privé, telles que l'affichage traditionnel ou la publicité rétro-éclairée. Elle comprend également l'affichage lumineux type néons.

— Transport : L'activité Transport couvre la publicité dans les moyens de transport tels que les aéroports, les métros, les bus, les trams et les trains.

| (En millions d'euros) | Chiffre d'affaires | EBITDA (1) | Résultat d'exploitation | Immobilisations corporelles nettes |
|---|---|---|---|---|
| Mobilier urbain : | | | | |
| 2004 | 885,0 | 384,8 | 230,0 | 492,6 |
| 2003 | 837,0 | 348,5 | 203,3 | 505,8 |
| 2002 | 840,3 | 340,3 | 189,2 | 539,9 |
| Affichage : | | | | |
| 2004 | 433,6 | 59,9 | 28,0 | 151,4 |
| 2003 | 427,6 | 54,4 | 20,4 | 140,8 |
| 2002 | 442,6 | 55,4 | 22,9 | 150,1 |
| Transport : | | | | |
| 2004 | 312,8 | 20,5 | 13,6 | 24,9 |
| 2003 | 279,2 | 14,0 | 6,4 | 28,7 |
| 2002 | 294,8 | 9,6 | – 1,0 | 32,3 |
| Total : | | | | |
| 2004 | 1 631,4 | 465,2 | 271,6 | 668,9 |
| 2003 | 1 543,8 | 416,9 | 230,1 | 675,3 |
| 2002 | 1 577,7 | 405,3 | 211,1 | 722,3 |

(1) EBITDA : Résultat d'exploitation avant dotations aux amortissements et provisions d'exploitation nettes des reprises (ou Earnings Before Interests, Taxes, Depreciation and Amortization).

5.2. Par zone géographique :

| (En millions d'euros) | Chiffre d'affaires | EBITDA (1) | Résultat d'exploitation | Immobilisations corporelles nettes |
|---|---|---|---|---|
| France : | | | | |
| 2004 | 559,9 | 190,4 | 109,4 | 195,6 |
| 2003 | 555,8 | 188,4 | 115,2 | 196,6 |
| 2002 | 570,9 | 185,2 | 106,2 | 219,7 |
| Royaume-Uni : | | | | |
| 2004 | 245,0 | 44,5 | 24,9 | 92,8 |
| 2003 | 220,3 | 39,2 | 19,7 | 95,9 |
| 2002 | 231,6 | 38,0 | 16,2 | 107,6 |
| Reste de l'Europe : | | | | |
| 2004 | 616,3 | 203,9 | 132,3 | 283,4 |
| 2003 | 574,9 | 183,5 | 108,2 | 285,3 |
| 2002 | 568,9 | 192,9 | 120,6 | 296,3 |

| (En millions d'euros) | Chiffre d'affaires | EBITDA (1) | Résultat d'exploitation | Immobilisations corporelles nettes |
|---|---|---|---|---|
| Amériques : | | | | |
| 2004 | 107,2 | 14,4 | -0,7 | 69,3 |
| 2003 | 106,2 | 2,4 | -10,8 | 70,1 |
| 2002 | 104,2 | -8,0 | -23,2 | 70,9 |
| Asie/Pacifique : | | | | |
| 2004 | 103,0 | 12,0 | 5,7 | 27,8 |
| 2003 | 86,6 | 3,4 | -2,2 | 27,4 |
| 2002 | 102,1 | -2,8 | -8,7 | 27,8 |
| Total : | | | | |
| 2004 | 1 631,4 | 465,2 | 271,6 | 668,9 |
| 2003 | 1 543,8 | 416,9 | 230,1 | 675,3 |
| 2002 | 1 577,7 | 405,3 | 211,1 | 722,3 |

(1) EBITDA : Résultat d'exploitation avant dotations aux amortissements et provisions d'exploitation nettes des reprises (ou Earnings Before Interests, Taxes, Depreciation and Amortization).

6. – Périmètre de consolidation.

6.1. Identité de la société-mère. — Au 31 décembre 2004, JCDecaux SA est détenue à 69,85 % par la société JCDecaux Holding.

6.2. Liste des sociétés consolidées :

| Sociétés | Pays | % d'intérêt | Méthode de consolidation | % de contrôle |
|---|---|---|---|---|
| Activité Mobilier Urbain : | | | | |
| JCDecaux SA | France | 100,00 | Globale | 100,00 |
| JCDecaux Mobilier Urbain | France | 100,00 | Globale | 100,00 |
| Sopact | France | 50,00 | Globale | 50,00 |
| Semup | France | 100,00 | Globale | 100,00 |
| DPE | France | 100,00 | Globale | 100,00 |
| Somupi | France | 66,00 | Globale | 66,00 |
| ACM GmbH | Allemagne | 100,00 | Globale | 100,00 |
| JCDecaux Stadtmoblierung GmbH | Allemagne | 100,00 | Globale | 100,00 |
| JCDecaux Deutschland GmbH | Allemagne | 100,00 | Globale | 100,00 |
| Georg Zacharias GmbH | Allemagne | 50,00 | Globale | 50,00 |
| RGS | Allemagne | 25,00 | Globale | 50,00 |
| DSM Decaux GmbH | Allemagne | 50,00 | Globale | 50,00 |
| JCDecaux GmbH (anciennement Klett Decaux GmbH) | Allemagne | 100,00 | Globale | 100,00 |
| Stadtreklame Nürnberg GmbH | Allemagne | 35,00 | Equivalence | 35,00 |
| ILG Aussenwerbung Zacharias GmbH | Allemagne | 10,00 | Equivalence | 20,00 |
| ILG Aussenwerbung GmbH | Allemagne | 50,00 | Globale | 50,00 |
| Wall AG | Allemagne | 35,00 | Equivalence | 35,00 |
| WFA Wartehallen Finanz AG (1) | Allemagne | 100,00 | Globale | 100,00 |
| JCDecaux UK Ltd (2) | Royaume-Uni | 100,00 | Globale | 100,00 |
| JCDecaux Argentina S.A. | Argentine | 99,93 | Globale | 99,93 |
| JCDecaux Street Furniture Pty Ltd | Australie | 100,00 | Globale | 100,00 |
| JCDecaux Australia Pty Ltd | Australie | 100,00 | Globale | 100,00 |
| AQMI GmbH (3) | Autriche | 29,31 | Proportionnelle | 50,00 |
| JCDecaux Belgium Publicité S.A. | Belgique | 100,00 | Globale | 100,00 |
| ACM S.A. | Belgique | 100,00 | Globale | 100,00 |
| JCDecaux Do Brasil Ltda | Brésil | 100,00 | Globale | 100,00 |
| JCDecaux Salvador S.A. | Brésil | 100,00 | Globale | 100,00 |
| Viacom Outdoor JCDecaux Street Furniture Canada Ltd | Canada | 50,00 | Proportionnelle | 50,00 |
| IPDecaux, Inc. | Corée | 50,00 | Proportionnelle | 50,00 |
| AFA JCDecaux A/S | Danemark | 50,00 | Globale | 50,00 |
| El Mobiliario Urbano S.A. | Espagne | 100,00 | Globale | 100,00 |
| JCDecaux Atlantis S.A. | Espagne | 85,00 | Globale | 85,00 |
| JCDecaux & Sign S.A. | Espagne | 100,00 | Globale | 100,00 |
| Planigrama Exclusivas Publicitarias S.A. | Espagne | 100,00 | Globale | 100,00 |
| JCDecaux Unicom Eesti OU (9) | Estonie | 75,00 | Proportionnelle | 75,00 |
| JCDecaux New York Inc. | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux San Francisco LLC | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux Mallscape LLC | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux Chicago LLC | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux New York LLC | Etats-Unis | 100,00 | Globale | 100,00 |
| Viacom Decaux Street Furniture LLC | Etats-Unis | 50,00 | Proportionnelle | 50,00 |
| JCDecaux North America Inc. | Etats-Unis | 100,00 | Globale | 100,00 |
| Wall Holdings Inc. (4) | Etats-Unis | 50,00 | Equivalence | 50,00 |
| Wall USA Inc. (4) | Etats-Unis | 50,00 | Equivalence | 50,00 |
| JCDecaux Finland Oy | Finlande | 100,00 | Globale | 100,00 |
| AFA JCD Iceland EHF | Islande | 50,00 | Globale | 100,00 |
| MCDecaux Inc. (5) | Japon | 60,00 | Proportionnelle | 60,00 |
| JCDecaux Unicom Baltic SIA (9) | Lettonie | 75,00 | Proportionnelle | 75,00 |
| JCDecaux Unicom UAB (9) | Lituanie | 75,00 | Proportionnelle | 75,00 |
| JCDecaux Luxembourg S.A. | Luxembourg | 100,00 | Globale | 100,00 |
| JCDecaux Group Services | Luxembourg | 100,00 | Globale | 100,00 |
| JCDecaux Nederland B.V. | Pays-Bas | 50,00 | Globale | 50,00 |
| V.K.M. B.V. | Pays-Bas | 50,00 | Globale | 50,00 |
| Univier Communications B.V. (9) | Pays-Bas | 75,00 | Proportionnelle | 75,00 |

| Sociétés | Pays | % d'intérêt | Méthode de consolidation | % de contrôle |
|---|---|---|---|---|
| JCDecaux Portugal Lda | Portugal | 100,00 | Globale | 100,00 |
| Purbe Lda | Portugal | 100,00 | Globale | 100,00 |
| JCDecaux Mestsky Mobiliar Spol Sro | République tchèque | 100,00 | Globale | 100,00 |
| Alma Quattro (3) | Serbie | 29,31 | Proportionnelle | 50,00 |
| JCDecaux Singapore Pte Ltd | Singapour | 100,00 | Globale | 100,00 |
| JCDecaux Pearl & Dean Pte Ltd | Singapour | 100,00 | Globale | 100,00 |
| JCDecaux Slovakia Sro | Slovaquie | 100,00 | Globale | 100,00 |
| JCDecaux Sverige AB (2) | Suède | 98,23 | Globale | 98,23 |
| JCDecaux Thailand Co. Ltd. | Thaïlande | 95,15 | Globale | 95,15 |
| JCDecaux Uruguay (6) | Uruguay | 100,00 | Globale | 100,00 |
| Activité Affichage : | | | | |
| Avenir | France | 100,00 | Globale | 100,00 |
| JCDecaux Publicité Lumineuse | France | 100,00 | Globale | 100,00 |
| Mills and Allen Holdings Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| Mills and Allen Group Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| JCDecaux Media Services Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| Marginhelp Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| JCDecaux Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| JCDecaux United Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| Pearl & Dean Group Pty Ltd | Australie | 100,00 | Globale | 100,00 |
| Gewista Werbeges.mbH (2) | Autriche | 67,00 | Globale | 67,00 |
| Europlakat International Werbe GmbH | Autriche | 33,50 | Proportionnelle | 50,00 |
| Progress Aussenwerbung GmbH | Autriche | 67,00 | Globale | 100,00 |
| Progress Werbeland Werbe GmbH | Autriche | 34,17 | Globale | 51,00 |
| ISPA Werbeges.mbH | Autriche | 67,00 | Globale | 100,00 |
| USP Werbeges.mbH | Autriche | 50,25 | Globale | 75,00 |
| JCDecaux Invest Holding GmbH | Autriche | 100,00 | Globale | 100,00 |
| JCDecaux Sub Invest Holding GmbH | Autriche | 100,00 | Globale | 100,00 |
| JCDecaux Central Eastern Europe Gmbh | Autriche | 100,00 | Globale | 100,00 |
| Gewista Service GmbH | Autriche | 67,00 | Globale | 100,00 |
| Belgoposter | Belgique | 100,00 | Globale | 100,00 |
| Affichage Nouvel Essor N.V. | Belgique | 61,15 | Globale | 61,15 |
| JCDecaux Publicité Lumineuse Lichtreklame N.V. | | 100,00 | Globale | 100,00 |
| Europlakat Doo (Banja Luka) (3) | Bosnie | 23,45 | Proportionnelle | 50,00 |
| Europlakat Doo (Sarajevo) (3) | Bosnie | 23,46 | Proportionnelle | 50,00 |
| Europlakat Proreklam Doo (3) | Croatie | 17,09 | Proportionnelle | 50,00 |
| JCDecaux España SL (2) | Espagne | 100,00 | Globale | 100,00 |
| JCDecaux Publicidad Luminosa SL | Espagne | 100,00 | Globale | 100,00 |
| Avenir Budapest Kft (3) | Hongrie | 18,43 | Proportionnelle | 50,00 |
| JCDecaux Neonlight Budapest Kft (3) | Hongrie | 27,47 | Proportionnelle | 50,00 |
| Europlakat Kft (3) | Hongrie | 22,78 | Proportionnelle | 50,00 |
| Peron Reklam Kft (3) | Hongrie | 5,70 | Equivalence | 25,00 |
| David Allen Holdings Ltd (7) | Irlande | 100,00 | Globale | 100,00 |
| David Allen Poster Sites Ltd | Irlande | 100,00 | Globale | 100,00 |
| Solar Holdings Ltd | Irlande | 100,00 | Globale | 100,00 |
| JCDecaux Ireland Ltd | Irlande | 100,00 | Globale | 100,00 |
| Europoster B.V. | Pays-Bas | 100,00 | Globale | 100,00 |
| JCDecaux Neonlight Sp zoo | Pologne | 60,00 | Globale | 60,00 |
| Red Portuguesa S.A. | Portugal | 92,77 | Globale | 92,77 |
| Placa Lda | Portugal | 100,00 | Globale | 100,00 |
| Centeco Lda | Portugal | 70,00 | Globale | 70,00 |
| Autedor Lda | Portugal | 51,00 | Globale | 51,00 |
| Green Lda | Portugal | 53,63 | Globale | 55,00 |
| Red Litoral Lda | Portugal | 69,57 | Globale | 75,00 |
| Avenir Praha | République tchèque | 90,00 | Globale | 90,00 |
| Aussenw. Tschech.-Slow.Beteiligungs GmbH (8) | République tchèque | 57,00 | Globale | 100,00 |
| Europlakat Spol Sro | République tchèque | 67,00 | Globale | 100,00 |
| Europlakat YU Doo (3) | Serbie | 33,50 | Proportionnelle | 50,00 |
| Ispa Bratislava Spol Sro | Slovaquie | 67,00 | Globale | 100,00 |
| Europlakat Interweb Spol Sro (10) | Slovaquie | 67,00 | Globale | 100,00 |
| Inreklam Progress Doo (3) | Slovénie | 16,41 | Proportionnelle | 50,00 |
| Proreklam-Europlakat Doo (3) | Slovénie | 16,41 | Proportionnelle | 50,00 |
| Plakatiranje Doo (3) | Slovénie | 8,86 | Proportionnelle | 50,00 |
| Affichage Holding | Suisse | 30,00 | Equivalence | 30,00 |
| Activité Transport : | | | | |
| JCDecaux Airport France | France | 100,00 | Globale | 100,00 |
| Media Frankfurt GmbH | Allemagne | 39,00 | Proportionnelle | 39,00 |
| JCDecaux Airport Media GmbH | Allemagne | 100,00 | Globale | 100,00 |
| JCDecaux Airport UK Ltd | Royaume-Uni | 100,00 | Globale | 100,00 |
| Infoscreen Austria GmbH | Autriche | 67,00 | Globale | 100,00 |
| JCDecaux Chile S.A. | Chili | 100,00 | Globale | 100,00 |
| JCDecaux Airport España S A. | Espagne | 100,00 | Globale | 100,00 |

| Sociétés | Pays | % d'intérêt | Méthode de consolidation | % de contrôle |
|---|---|---|---|---|
| JCDecaux-Publimedia UTE | Espagne | 70,00 | Globale | 70,00 |
| JCDecaux Airport Inc | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux Transport International LLC | Etats-Unis | 100,00 | Globale | 100,00 |
| JCDecaux Pearl & Dean Ltd | Hong-Kong | 100,00 | Globale | 100,00 |
| IGP Decaux Spa (2) | Italie | 32,35 | Proportionnelle | 32,35 |
| Aeroporti di Roma Advertising Spa | Italie | 24,10 | Proportionnelle | 32,35 |
| JCDecaux Pearl & Dean Sdn Bhd | Malaisie | 100,00 | Globale | 100,00 |
| JCDecaux Norge AS (2) | Norvège | 97,34 | Globale | 100,00 |
| JCDecaux Airport Polska Sp zoo | Pologne | 100,00 | Globale | 100,00 |
| JCDecaux Airport Portugal S.A. | Portugal | 85,00 | Globale | 85,00 |
| Rencar Praha AS | République tchèque | 48,24 | Globale | 72,00 |
| Rencar Media Sro | République tchèque | 48,24 | Globale | 100,00 |
| JCDecaux Asia Singapore Pte Ltd | Singapour | 100,00 | Globale | 100,00 |
| Xpomera AB | Suéde | 77,60 | Globale | 79,00 |

Globale = Intégration globale ; Proportionnelle = Intégration proportionnelle ; Equivalence = Mise en équivalence.
(1) Société de droit suisse opérant en Allemagne.
(2) Sociétés qui sont réparties sur chacune des 3 activités pour les besoins d'information sectorielle, mais reprises ici sur leur activité principale.
(3) Société filiale d'Europlakat International Werbe GmbH, détenue à 50 % par le groupe JCDecaux et à 50 % par Affichage Holding (mise en équivalence).
(4) Société détenue à 50 % par le groupe JCDecaux et à 50 % par Wall AG (mise en équivalence).
(5) La société MCDecaux Inc. (Japon) est consolidée par intégration proportionnelle du fait du contrôle conjoint avec le partenaire du groupe des pouvoirs de direction.
(6) Cette société est un établissement de JCDecaux Mobilier Urbain.
(7) Société de droit UK opérant en Irlande du Nord.
(8) Société de droit autrichien opérant en République Tchèque.
(9) Les sociétés du pôle Unicom sont consolidées par intégration proportionnelle du fait du contrôle conjoint avec le partenaire du groupe des pouvoirs de direction.
(10) Société de droit tchèque opérant en Slovaquie.

7. – Evénements subséquents.

La société JCDecaux Pearl & Dean (filiale à Hong-Kong) a créé, fin janvier 2005, une société commune avec les aéroports de Shanghai (SIA/SAA) et la société de média Momentum. Cette nouvelle société, JCDecaux Momentum Shanghai Airport Advertising Co. Ltd, est destinée à gérer le contrat de Shanghai gagné en 2004.

*84470*

## KLEPIERRE

Société anonyme à directoire et conseil de surveillance au capital de 184 656 916 €.
Siège social : 21, avenue Kléber, 75116 Paris.
780 152 914 R.C.S. Paris.

*Documents comptables annuels.*

**A. — Comptes sociaux.**

**I. — Bilan au 31 décembre 2004.**
(En milliers d'euros.)

| Actif | Notes | 31/12/04 | | | 31/12/03 | 31/12/02 |
|---|---|---|---|---|---|---|
| | | Brut | Amortissements et provisions | Net | Net | Net |
| Actif immobilisé : | | | | | | |
| Immobilisations incorporelles | 1 | 20 | | 20 | 20 | 2 |
| Immobilisations corporelles | 1 et 2 | 165 016 | 70 520 | 94 496 | 105 204 | 119 666 |
| Terrains | | 44 255 | | 44 255 | 47 124 | 52 618 |
| Constructions et aménagements | | 120 615 | 70 415 | 50 200 | 58 033 | 67 000 |
| Agencements en cours | | 4 | | 4 | 4 | |
| Autres immobilisations corporelles | | 142 | 105 | 37 | 43 | 48 |
| Immobilisations financières | | 3 722 349 | 8 108 | 3 714 241 | 3 452 368 | 2 755 733 |
| Titres de participation | 4 et 5 | 2 275 463 | 7 929 | 2 267 534 | 2 319 519 | 2 083 173 |
| Créances rattachées à des titres de participation | 6 | 1 412 198 | | 1 412 198 | 1 095 790 | 631 526 |
| Autres titres immobilisés | | 179 | 179 | | | |
| Prêts | | 34 500 | | 34 500 | 37 050 | 41 025 |
| Dépôts et cautionnements | | 9 | | 9 | 9 | 9 |
| Total I | | 3 887 385 | 78 628 | 3 808 757 | 3 557 592 | 2 875 401 |
| Actif circulant : | | | | | | |
| Avances et acomptes versés sur commandes | | 4 | | 4 | 13 | 23 251 |
| Créances clients et comptes rattachés | | 623 | 117 | 506 | 895 | 1 358 |
| Clients ordinaires | | 451 | | 451 | 884 | 1 338 |
| Créances douteuses | | 172 | 117 | 55 | 11 | 20 |
| Créances diverses | 7 | 17 402 | | 17 402 | 29 722 | 53 296 |
| Etat | | 290 | | 290 | 229 | 16 918 |
| Autres créances | | 17 112 | | 17 112 | 29 493 | 36 378 |